Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Industrial S.p.A.
Subject Company: CNH Global N.V.
CNH Global N.V.’s Exchange Act File No.: 333-05752

For more information contact:
Fiat Industrial S.p.A.
Via Nizza 250, 10126 Torino
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com  www.fiatindustrial.com
CNH Investor Relations
+1 (630) 887-3745

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction.  You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.  In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them.  All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012 and in the annual report of Fiat Industrial for the year ended December 31, 2012 . These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

EXECUTION COPY

MERGER AGREEMENT

Dated as of November 25, 2012

among

FIAT INDUSTRIAL S.P.A.,

FIAT NETHERLANDS HOLDING N.V.,

CNH GLOBAL N.V.

and

FI CBM HOLDINGS N.V.

TABLE OF CONTENTS

Page
Article I

THE MERGERS

1.1	The Mergers	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Mergers	3
1.5	Articles of Association	3
1.6	Effect on Shares.	3
1.7	Exchange of Shares	6
1.8	No Fractional Shares	6
1.9	FI Rescission Shares	7
1.10	No Further Ownership Rights in FI Ordinary Shares and CNH Common Shares	7
1.11	Merger Plans	7

Article II

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of FI	7
2.2	Representations and Warranties of CNH	8

Article III

COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1	Conduct of Business by CNH	8
3.2	Conduct of Business by FI	10

Article IV

ADDITIONAL AGREEMENTS

4.1	Preparation of Registration Statement, Information Document, CNH Shareholder Circular, NYSE Listing Application and EU Listing Application; Shareholders’ Meetings	11
4.2	Access to Information; Regulatory Communications	13
4.3	Efforts; Notification	14
4.4	Indemnification, Exculpation and Insurance	15
4.5	Disclosure	15
4.6	Fees and Expenses	16
4.7	FNH Merger.	16
4.8	Public Announcements	17
4.9	Listing of DutchCo Common Shares	17
4.10	Merger Plans	17
4.11	Articles of Association of DutchCo.	17
4.12	Amended and Restated Articles of Association of CNH; CNH Dividend and CNH FNH Dividend.	17
4.13	Report on FI Merger Consideration.	18
4.14	Report on CNH Merger Consideration.	19
4.15	DutchCo Board of Directors.	19
4.16	Certain Tax Matters.	19
4.17	Exor.	19

Article V

CONDITIONS PRECEDENT TO CLOSING

5.1	Conditions to Each Party’s Obligations to Close	20
5.2	Additional Conditions to CNH’s Obligations to Close.	21
5.3	Additional Conditions to FI and FNH’s Obligations to Close.	22

Article VI

BOARD RECOMMENDATION

6.1	CNH Board Recommendation.	22
6.2	FI Board Recommendation.	23

ii

Article VII

TERMINATION, AMENDMENT AND WAIVER

7.1	Termination	23
7.2	Effect of Termination	24
7.3	Amendment	24
7.4	Extension; Waiver	24
7.5	Procedure for Termination, Amendment, Extension or Waiver	24

Article VIII

GENERAL PROVISIONS

8.1	Non-survival of Representations and Warranties	25
8.2	Obligations of Parents and Subsidiaries.	25
8.3	Notices	25
8.4	Definitions	26
8.5	Interpretation	33
8.6	Counterparts	33
8.7	Entire Agreement; No Third-Party Beneficiaries	33
8.8	Governing Law; Consent to Jurisdiction	33
8.9	CNH Litigation.	34
8.10	Assignment	34
8.11	Actions by CNH.	34
8.12	Severability.	34

EXHIBITS

EXHIBIT A-1	Articles of Association of DutchCo
EXHIBIT A-2	Terms and Conditions of Special Voting Shares of DutchCo
EXHIBIT A-3	Amended and Restated Articles of Association of CNH
EXHIBIT A-4	Agenda for Extraordinary General Meeting of CNH Shareholders
EXHIBIT B	Representations and Warranties of FI
EXHIBIT C	Representations and Warranties of CNH
EXHIBIT D	Press Release

iii

MERGER AGREEMENT

THIS MERGER AGREEMENT (this “Agreement”) is made and entered into as of November 25, 2012, among Fiat Industrial S.p.A. (“FI”), an Italian joint stock company (Società per Azioni), Fiat Netherlands Holding N.V. (“FNH”), a Dutch public limited liability company (naamloze vennootschap), CNH Global N.V. (“CNH”), a Dutch public limited liability company (naamloze vennootschap), and FI CBM Holdings N.V. (“DutchCo”), a Dutch public limited liability company (naamloze vennootschap).  Except as otherwise expressly defined in this Agreement, all capitalized terms used in this Agreement shall have the meanings ascribed to them in Section 8.4.

WHEREAS, FI has proposed that CNH and FI each merge into DutchCo; and

WHEREAS, upon the recommendation of the Special Committee of the Board of Directors of CNH, the Board of Directors of CNH, acting through its unconflicted members, has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, CNH desires to adopt the Merger Proposal (voorstel tot fusie) regarding the merger of CNH and DutchCo (the “CNH Merger Proposal”); and

WHEREAS for U.S. Federal income Tax purposes, the CNH Merger (as defined below) is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Board of Directors of FI has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, FI desires to adopt the Cross-Border Merger Terms for the merger between FI and DutchCo (the “Cross-Border Merger Terms”) and the Cross-Border Merger Terms for the merger between FNH and FI (the “FNH Cross-Border Merger Terms” and together with the CNH Merger Proposal and the Cross-Border Merger Terms, the “Merger Plans”), each pursuant to the tenth Directive of the European Council; and

WHEREAS, in connection with and prior to the consummation of the mergers of each of CNH and FI into DutchCo, FNH, a wholly-owned subsidiary of FI, will merge into FI; and

WHEREAS, each of the Board of Directors of FNH and FI, in its capacity as the sole shareholder of FNH, has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, FNH desires to adopt the FNH Cross-Border Merger Terms; and

WHEREAS, the Board of Directors of DutchCo has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, DutchCo desires to adopt each of the Merger Plans.

NOW, THEREFORE, in consideration of the provisions and the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1           The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Dutch law (“Dutch Law”) and Italian law (“Italian Law”), as applicable: (i) FI shall be merged with and into DutchCo (the “FI Merger”); and (ii) CNH shall be merged with and into DutchCo (the “CNH Merger” and, together with the FI Merger, the “Mergers”).  The FI Merger shall be effective at 00.00 CET on the Closing Date and the CNH Merger shall follow the FI Merger on the date immediately following the Closing Date and become effective at the CNH Effective Time as further contemplated by Section 1.3 hereof.  Following the Mergers, the separate corporate existence of each of FI and CNH shall cease and DutchCo shall continue as the sole surviving corporation and by operation of law, DutchCo shall succeed to and assume all of the rights and obligations as well as the assets and liabilities of FI and CNH in accordance with Dutch Law and Italian Law.

1.2           Closing.  The Closing of the FI Merger shall take place at a date and time to be specified by the parties, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such conditions)  (such date, the “Closing Date”), at Freshfields Bruckhaus Deringer, Amsterdam office, before a Dutch civil law notary (the “Dutch Civil Law Notary”) selected by FI, unless another time, date or place is mutually agreed upon in writing by the parties hereto.  The Closing of the CNH Merger shall take place on the date immediately following the Closing Date as further contemplated by Section 1.3 hereof.  For purposes of this Agreement, the “Closing” shall mean, with respect to each of the Mergers, the execution and delivery of all relevant legal and contractual documentation required hereunder and under each of Dutch Law and Italian Law, as applicable, to properly consummate each of the Mergers.

1.3           Effective Time.  Subject to the provisions of this Agreement, at the Closing, the parties shall execute: (i) a deed of cross-border merger with respect to the FI Merger (the “FI Deed of Merger”); and (ii) a deed of merger with respect to the CNH Merger (the “CNH Deed of Merger” and, together with the FI Deed of Merger, the “Deeds of Merger”).  The parties shall make all filings and recordings required by Dutch Law and Italian Law in connection with the Mergers, including the filing of the FI Deed of Merger and the CNH Deed of Merger with the Amsterdam Chamber of Commerce and, in the case of the FI Merger, the Turin Chamber of Commerce, as required in accordance with applicable law as promptly as practicable following the effectiveness of each of the Mergers.  The Mergers shall become effective sequentially with the time 00.00 CET following the date on which the FI Deed of Merger is executed being the “FI Effective Time”, and the time 00.00 CET following the date on which the CNH Deed of Merger is executed being the “CNH Effective Time”), provided that, for DutchCo accounting purposes, the Mergers will be deemed effective as of January 1, 2013 and the rights to dividends, if any are declared, shall accrue for the benefit of shareholders of DutchCo Common Shares as of January 1, 2013.

1.4           Effects of the Mergers.  The Mergers shall have the effects set forth herein and in the applicable provisions of Dutch Law and Italian Law.

1.5           Articles of Association.  At the FI Effective Time, the Articles of Association of DutchCo shall be as set forth in Exhibit A-1 attached hereto (which shall also be attached to each of the Merger Plans), until thereafter amended as provided therein or by applicable law.

1.6           Effect on Shares.  At the times specified below, by virtue of the Mergers and without any action on the part of DutchCo or any holder of FI Ordinary Shares or CNH Common Shares, the following shall occur:

(a)           Allocation of DutchCo Common Shares in Exchange for FI Ordinary Shares.

(i)
DutchCo shall allot for each issued and outstanding FI Ordinary Share (other than Rescission Shares) at the FI Effective Time 1.00 (the “FI Exchange Ratio”) DutchCo Common Shares, having the terms set forth in the Articles of Association of DutchCo attached hereto as Exhibit A-1 (the “FI Merger Consideration”).

(ii)
As of the FI Effective Time, all such FI Ordinary Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Monte Titoli S.p.A. (“Monte Titoli”) previously representing any such shares shall thereafter represent the DutchCo Common Shares allotted for such FI Ordinary Shares in the FI Merger in accordance with this Section 1.6(a).  The holders of such book-entry positions with depositary intermediaries participating in Monte Titoli previously evidencing such FI Ordinary Shares outstanding immediately prior to the FI Effective Time shall cease to have any rights with respect to FI and such FI Ordinary Shares as of the FI Effective Time except as otherwise provided in Section 1.9 of this Agreement or by law.  Such book-entry positions previously representing FI Ordinary Shares shall be exchanged for book-entry positions representing whole DutchCo Common Shares issued as FI Merger Consideration, without interest.  As of the FI Effective Time, each DutchCo Common Share issued as FI Merger Consideration shall be entitled to the same rights, preferences and privileges as other DutchCo Common Shares, including dividend rights, except as provided below and in the Articles of Association of DutchCo and the Special Voting Share Terms. No fractional DutchCo Common Shares shall be issued.

(iii)
Holders of FI Ordinary Shares that are Initial Qualifying Shareholders, as defined in the Special Voting Share Terms, may elect to receive with respect to all or part of the DutchCo Common Shares that they are entitled to receive in accordance with this Section 1.6(a)(ii) Special Voting Shares (as such term is defined in  Exhibit A-2) in accordance with the procedures set forth in Exhibit A-2.

(iv)
In the event that between the date of this Agreement and the FI Effective Time, there is a change in the number of shares of FI Ordinary Shares or CNH Common Shares or securities convertible or exchangeable into or exercisable for shares of FI Ordinary Shares or CNH Common Shares issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the FI Exchange Ratio shall be appropriately adjusted to reflect such action.

(b)           Allocation of Dutch Common Shares in Exchange for CNH Common Shares.

(i)
DutchCo shall allot for each issued and outstanding CNH Common Share at the CNH Effective Time, subject to Section 1.8 of this Agreement, 3.828 (the “CNH Exchange Ratio”) DutchCo Common Shares, having the terms set forth in the Articles of Association of DutchCo attached hereto as Exhibit A-1 (the “CNH Merger Consideration”, and together with the FI Merger Consideration, the “Merger Consideration”).  No DutchCo Common Shares will be allotted in exchange for any CNH Common Shares held by DutchCo.

(ii)
As of the CNH Effective Time, all CNH Common Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each book-entry position with any depositary intermediaries previously representing any such shares shall thereafter represent the DutchCo Common Shares allotted for such CNH Common Shares in the CNH Merger in accordance with this Section 1.6(b).  The holders of such book-entry positions with depositary intermediaries previously evidencing such CNH Common Shares outstanding immediately prior to the CNH Effective Time shall cease to have any rights with respect to CNH and such CNH Common Shares as of the CNH Effective Time except as otherwise provided by law. Such book-entry positions previously representing CNH Common Shares shall be exchanged for book-entry positions representing whole DutchCo Common Shares issued as CNH Merger Consideration, without interest.  As of the CNH Effective Time, each DutchCo Common Share issued as CNH Merger Consideration shall be entitled to the same rights, preferences and privileges as other DutchCo Common Shares, including dividend rights, except as provided below and in the Articles of Association of DutchCo, and the Special Voting Share Terms.  No fractional DutchCo Common Shares shall be issued, but in lieu thereof, the provisions of Section 1.8 shall apply.

(iii)
Holders of CNH Common Shares that are Initial Qualifying Shareholders, as defined in the Special Voting Share Terms, may elect to receive with respect to all or part of the DutchCo Common Shares that they are entitled to receive in accordance with this Section 1.6(b)(ii) Special Voting Shares (as such term is defined in Exhibit A-2) in accordance with the procedures set forth in Exhibit A-2.

(iv)
In the event that between the date of this Agreement and the CNH Effective Time, there is a change in the number of shares of FI Ordinary Shares or CNH Common Shares or securities convertible or exchangeable into or exercisable for shares of FI Ordinary Shares or CNH Common Shares issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger (other than the FI Merger), subdivision, issuer tender or exchange offer, or other similar transaction, the CNH Exchange Ratio shall be appropriately adjusted to reflect such action.

(c)           FI Equity Incentives.  At the FI Effective Time, each option, restricted share unit, performance unit or share appreciation right of FI, whether vested or unvested, outstanding immediately prior to the FI Effective Time shall be converted into an option, restricted share unit, performance unit or share appreciation right, as applicable, with respect to a number of DutchCo Common Shares equal to the equivalent number of FI Ordinary Shares subject to such option or related to such restricted share unit, performance unit or share appreciation right immediately prior to the FI Effective Time at the exercise price per FI Ordinary Share of such option, restricted share unit, performance unit or share appreciation right of FI immediately prior to the FI Effective Time. Except as specifically provided above, following the FI Effective Time, each such option, restricted share unit, performance unit or share appreciation right (the “FI-DutchCo Equity Incentives”) shall continue to be governed by the same terms and conditions as were applicable to such option, restricted share unit, performance unit or share appreciation right immediately prior to the FI Effective Time.  Prior to the FI Effective Time, FI will adopt such resolutions and take such other actions as may be reasonably required to effectuate the actions contemplated by this Section 1.6(c), without paying any consideration or incurring any debts or obligations on behalf of FI or DutchCo, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Mergers and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

(d)           CNH Equity Incentives.  At the CNH Effective Time, each option, restricted share unit, performance unit or share appreciation right of CNH, whether vested or unvested, outstanding immediately prior to the CNH Effective Time shall be converted into an option, restricted share unit, performance unit or share appreciation right, as applicable, with respect to a number of DutchCo Common Shares equal to the product (rounded down to the nearest whole number) of (x) the number of CNH Common Shares subject to such option or related to such restricted share unit, performance unit or share appreciation right immediately prior to the CNH Effective Time and (y) the CNH Exchange Ratio, and, in the case of an option, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per CNH Common Share of such option immediately prior to the CNH Effective Time divided by (B) the CNH Exchange Ratio; provided, however, that the exercise price and the number of DutchCo Common Shares purchasable pursuant to such option shall be determined in a manner necessary to satisfy the requirements of applicable law, including Sections 409A and 424(a) of the Internal Revenue Code of 1986, as amended.  Except as specifically provided above, following the CNH Effective Time, each such option, restricted share unit, performance unit or share appreciation right (the “CNH-DutchCo Options” and, together with the FI-DutchCo Equity Incentives, the “DutchCo Equity Incentives”) shall continue to be governed by the same terms and conditions as were applicable to such option, restricted share unit, performance unit or share appreciation right immediately prior to the CNH Effective Time.  Prior to the CNH Effective Time, CNH will adopt such resolutions and take such other actions as may be reasonably required to effectuate the actions contemplated by this Section 1.6(d), without paying any consideration or incurring any debts or obligations on behalf of CNH or DutchCo, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Mergers and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

1.7           Exchange of Shares.  FI Ordinary Shares and CNH Common Shares shall be exchanged for DutchCo Common Shares in accordance with the terms of the Merger Plans, the rules and procedures of any depositary or clearing agency through which such shares are held or traded, and applicable law.

1.8           No Fractional Shares.

(a)           No fractional DutchCo Common Shares shall be allotted to shareholders of CNH as part of the CNH Merger Consideration.

(b)           As soon as reasonably practicable after the Effective Time, with respect to each holder of CNH Common Shares that would, but for Section 1.8(a), otherwise receive a fractional entitlement to a DutchCo Common Share as part of the CNH Merger Consideration (after taking into account all CNH Common Shares then held by such holder), an intermediary appointed by DutchCo shall aggregate all such fractional entitlements and sell such shares in the market for cash.  Following such sale, such intermediary shall deliver or cause to be delivered to each such holder a share of the cash consideration received in such sale proportionate to the amount of fractional entitlements of such holder.

1.9           FI Rescission Shares.  Notwithstanding Section 1.6 hereof or any other provision of this Agreement, if the FI Merger is consummated pursuant to the terms and conditions of this Agreement and Dutch Law and Italian Law, FI Ordinary Shares outstanding immediately prior to the FI Effective Time and held by a holder who has exercised and perfected his or her rescission rights in accordance with Italian Law (the “Rescission Shares”), shall not be converted into or exchanged for the FI Merger Consideration, but, effective on or about the FI Effective Time or at any other time determined by FI and DutchCo in accordance with applicable laws, the holders of Rescission Shares shall be entitled to receive an amount of cash per share of FI Ordinary Shares to the extent required by Article 2437-ter (3) of the Italian Civil Code.

1.10           No Further Ownership Rights in FI Ordinary Shares and CNH Common Shares.  All DutchCo Common Shares allotted in the Mergers in accordance with the terms of this Article I (including any cash paid pursuant to Section 1.8 hereof) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to FI Ordinary Shares and CNH Common Shares.  At each of the FI Effective Time and the CNH Effective Time, respectively, each of the share transfer books of FI and CNH shall be closed, and there shall be no further registrations of transfers of FI Ordinary Shares or of CNH Common Shares thereafter on the records of FI and CNH, respectively.

1.11           Merger Plans.  As soon as practicable following the date hereof, FI and CNH shall prepare or cause to be prepared the Merger Plans for the approval by the Board of Directors of each of FI, FNH, CNH and DutchCo in accordance with Dutch law and Italian law, as applicable.  The Merger Plans shall give effect to the Mergers on the terms and subject to the conditions set forth in this Agreement, and shall include such other provisions consistent with this Agreement to the extent customary or legally required for transactions of the type of the Mergers under Dutch law and Italian law, as applicable.  To the extent of any inconsistency between this Agreement and a Merger Plan, that Merger Plan shall be amended or modified so as to conform this Agreement, subject to mandatory provisions of Dutch Law and Italian Law, as applicable.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of FI

.  Except as set forth in (x) the FI Disclosure Schedule (the “FI Disclosure Schedule”) (provided that an item on such FI Disclosure Schedule shall be deemed to qualify only the particular Schedule or Schedules of the FI Disclosure Schedule specified, unless it is reasonably apparent on its face that the disclosure or statement in one Schedule of the FI Disclosure Schedule should apply to one or more other Schedules thereof) delivered by FI to DutchCo prior to the execution of this Agreement or (y) the FI CONSOB Documents and the FI Global Medium Term Notes Program Prospectus and its subsequent amendments, in each case filed or published on or before the date hereof, (other than any predictive, cautionary or forward looking disclosures contained under the caption “Main Risks and Uncertainties to which Fiat Industrial S.p.A. and the Group are Exposed”, or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), FI represents and warrants to CNH as set forth in Exhibit B hereto.

2.2           Representations and Warranties of CNH.  Except as set forth in (x) the CNH Disclosure Schedule (the “CNH Disclosure Schedule”) (provided that an item on such CNH Disclosure Schedule shall be deemed to qualify only the particular Schedule or Schedules of the CNH Disclosure Schedule specified, unless it is reasonably apparent on its face that the disclosure or statement in one Schedule of the CNH Disclosure Schedule should apply to one or more other Schedules thereof) delivered by CNH to FI prior to the execution of this Agreement or (y) the CNH SEC Documents filed or furnished on or before the date hereof and any Registration Statements on Form F-4 filed by CNH with the SEC following the date of the latest CNH Audited Financial Statements and on or before the date hereof (other than any predictive, cautionary or forward looking disclosures contained under the captions “Risk Factors”, “Forward Looking Statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), CNH represents and warrants to FI and FNH as set forth in Exhibit C hereto.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1           Conduct of Business by CNH.  During the period from the date of this Agreement to the CNH Effective Time or until the earlier termination of this Agreement pursuant to its terms, except (x) with the written consent of FI (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement or as required by applicable laws, or (z) as set forth in Schedule 3.1 of the CNH Disclosure Schedule, CNH shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them.  Without limiting the generality of the foregoing, between the date of this Agreement and the CNH Effective Time or until the earlier termination of this Agreement pursuant to its terms, CNH shall not, and shall not permit any of its subsidiaries to, except (x) with the written consent of FI (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement (including, for the avoidance of doubt, Section 4.12 of this Agreement) or as required by applicable laws, or (z) except as set forth in Schedule 3.1 of the CNH Disclosure Schedule:

(a)           (i) declare, set aside or pay (whether in cash, shares, property or otherwise) any dividends on, or make any other distributions in respect of, any of its shares or other equity securities (whether voting or otherwise), other than dividends and distributions by any direct or indirect wholly-owned subsidiary of CNH to CNH or any direct or indirect wholly-owned subsidiary of CNH, except for the CNH Dividend, the CNH FNH Dividend Allocation and the CNH FNH Dividend, (ii) split, combine or reclassify any of its shares or other equity securities (whether voting or otherwise) or issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for its shares or other equity securities (whether voting or otherwise), or (iii) purchase, redeem or otherwise acquire any shares or other equity securities (whether voting or otherwise) of CNH or any of its subsidiaries or any other equity securities thereof or any rights, warrants or options to acquire any such shares or other equity securities except in accordance with any CNH Plan or CNH Option Plan;

(b)           other than (1) the issuance of CNH Common Shares under the CNH Option Plans or upon the exercise or settlement, as applicable, of CNH Options, restricted share units, performance units, or share appreciation rights issued thereunder in the ordinary course of business generally consistent with past practice or (2) the issuance of CNH Options, restricted share units, performance units, or share appreciation rights under the CNH Option Plans in the ordinary course of business generally consistent with past practice, (i) issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge, disposition or other encumbrance (including limitations in voting rights) or authorization of, any of its shares, any equity securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by this Agreement), or (iii) accelerate the vesting of any of the CNH Options;

(c)           change its accounting policies, except as required by changes in applicable generally accepted accounting principles, or changes in applicable law or listing rules;

(d)           petition any competent court or other authority or propose or recommend the passing of a resolution for the liquidation, dissolution or winding up of CNH;

(e)           enter into any material transaction with any affiliate of CNH (other than any controlled affiliates of CNH) other than (i) in the ordinary course of business generally consistent with past practice or (ii) on an arm’s length basis;

(f)           other than as contemplated in Section 4.12 hereof, amend its Organizational Documents (or the Organizational Documents of any of its subsidiaries) in a way that would materially affect the rights of shareholders, the approvals required for the Mergers, or otherwise materially jeopardize or affect the consummation of the Mergers; or

(g)           take any action or agree to take any action that is reasonably likely to result in any conditions to the Merger set forth in Article V not being satisfied.

Notwithstanding the foregoing (other than clauses (a), (b) and (e) above) and for the avoidance of doubt, CNH and its subsidiaries may take any and all actions necessary or desirable in their judgment in connection with the implementation of their ongoing receivables securitization program in a manner consistent with past practice.

3.2           Conduct of Business by FI.  During the period from the date of this Agreement to the FI Effective Time or until the earlier termination of this Agreement pursuant to its terms, except (x) with the written consent of CNH (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement or as required by applicable laws or (z) as set forth in Schedule 3.2 of the FI Disclosure Schedule, FI shall, and shall cause its subsidiaries (other than CNH and its subsidiaries) to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them.  Without limiting the generality of the foregoing, between the date of this Agreement and the FI Effective Time or until the earlier termination of this Agreement pursuant to its terms, FI shall not, and shall not permit any of its subsidiaries (other than CNH and its subsidiaries) to, except (x) with the written consent of CNH (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement or as required by applicable laws or (z) as set forth in Schedule 3.2 of the FI Disclosure Schedule:

(a)           (i) declare, set aside or pay (whether in cash, shares, property or otherwise) any dividends on, or make any other distributions in respect of, any of its shares or other equity securities (whether voting or otherwise), other than dividends declared and/or paid in a manner consistent with previously stated dividend policies (i.e., not to exceed 35% of FI’s consolidated net profits for 2012) and dividends and distributions by any direct or indirect wholly-owned subsidiary of FI to FI or any direct or indirect wholly-owned subsidiary of FI, (ii) split, combine or reclassify any of its shares or other equity securities (whether voting or otherwise) or issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for its shares or other equity securities (whether voting or otherwise), or (iii) purchase, redeem or otherwise acquire any shares or other equity securities (whether voting or otherwise) of FI or any of its subsidiaries or any other equity securities thereof or any rights, warrants or options to acquire any such shares or other equity securities, except in connection with a purchase by FI of (x) the Rescission Shares in accordance with Section 1.9 or (y) FI Ordinary Shares in accordance with FI Equity Plans;

(b)           other than the issuance of FI Ordinary Shares, restricted share units, performance units, or share appreciation rights under the FI Plans in the ordinary course of business generally consistent with past practice, (i) issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge, disposition or other encumbrance (including limitations in voting rights) or authorization of, any of its shares, any equity securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by this Agreement) or (iii) accelerate the vesting of any of the FI Options;

(c)           change its accounting policies, except as required by changes in IFRS, or changes in applicable law, or listing rules;

(d)           petition any competent court or other authority or propose or recommend the passing of a resolution for the liquidation, dissolution or winding up of FI;

(e)           enter into any material transaction with any affiliate of FI (other than any controlled affiliates of FI) other than (i) in the ordinary course of business generally consistent with past practice or (ii) on an arm’s length basis;

(f)           amend its Organizational Documents (or the Organizational Documents of any of its subsidiaries) in a way that would materially affect the rights of shareholders, the approvals required for the Mergers, or otherwise materially jeopardize or affect the consummation of the Mergers; or

(g)           take any action or agree to take any action that is reasonably likely to result in any conditions to the Merger set forth in Article V not being satisfied.

Notwithstanding the foregoing (other than clauses (a), (b) and (e) above) and for the avoidance of doubt, FI and its subsidiaries (other than CNH and its subsidiaries) may take any and all action necessary or desirable in its judgment to refinance indebtedness of FI or any of its subsidiaries outstanding as of the date hereof at any time and from time to time in its discretion without having sought or obtained the written consent of CNH.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1           Preparation of Registration Statement, Information Document, CNH Shareholder Circular, NYSE Listing Application and EU Listing Application; Shareholders’ Meetings.

(a)           As promptly as reasonably practicable after the execution of this Agreement, FI shall cause DutchCo to prepare and file with the SEC a registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”), in connection with the registration under the Securities Act of the DutchCo Common Shares and the Special Voting Shares to be issued to the holders of FI Ordinary Shares and CNH Common Shares, as applicable, in connection with the Mergers.  FI and CNH each shall use reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable following such filing (including by responding to comments of the SEC), and shall also use its reasonable best efforts to satisfy prior to the effective date of the Registration Statement any applicable foreign or state securities laws in connection with the issuance of DutchCo Common Shares and the Special Voting Shares, as applicable, pursuant to the Mergers.  After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable law and regulation: (w) FI shall prepare, file and publish in accordance with applicable Italian Law an information document relating to the FI Shareholders’ Meeting (together with any amendments thereof or supplements thereto, the “Information Document”), (x) CNH shall prepare and make available at CNH’s registered office in Amsterdam, the Netherlands, the CNH Shareholder Circular, (y) DutchCo shall prepare and file with the NYSE a listing application (the “NYSE

Listing Application”) for the listing of the DutchCo Common Shares on the NYSE, and (z) DutchCo shall prepare and file with the Autoriteit Financiële Markten an application for the authorization to publish a listing prospectus and with Borsa Italiana S.p.A. (“Borsa Italiana”) a listing application (the “EU Listing Application”) for the listing of the DutchCo Common Shares on Borsa Italiana.  Each of FI and CNH shall furnish all information concerning itself as may reasonably be requested in connection with such actions and the preparation of the Registration Statement, the Information Document, the CNH Shareholder Circular, the NYSE Listing Application and the EU Listing Application, provided that neither party shall use any such information without the prior written consent of the other party or if doing so would violate or cause a violation of United States, Dutch or Italian securities laws.  Each of FI and CNH authorizes DutchCo to utilize in the Registration Statement and in all such filed materials the information concerning FI and its subsidiaries and CNH and its subsidiaries furnished by each of FI and CNH, respectively.  FI will cause DutchCo to promptly advise CNH when the Registration Statement has become effective and of any supplements or amendments thereto, and CNH shall not distribute any written material that would constitute, as advised by counsel to CNH, a “prospectus” relating to the Mergers or the DutchCo Common Shares within the meaning of the Securities Act or any applicable state securities law without the prior written consent of FI.

(b)           FI agrees promptly to advise CNH if at any time prior to the CNH Shareholders’ Meeting any information provided by FI for use or inclusion in the Registration Statement, the Information Document, CNH Shareholder Circular, the NYSE Listing Application or the EU Listing Application is or becomes untrue, incorrect or incomplete in any material respect and to provide CNH with the information needed to correct such inaccuracy or omission.  FI will furnish CNH with such supplemental information as may be necessary in order to cause the Registration Statement, the Information Document, the NYSE Listing Application or the EU Listing Application, insofar as it relates to FI or its subsidiaries (other than CNH and its subsidiaries), to comply with applicable law after such document is filed or made available.

(c)           CNH agrees promptly to advise FI if at any time prior to the FI Shareholders’ Meeting any information provided by CNH for use or inclusion in the Registration Statement, the Information Document, CNH Shareholder Circular, the NYSE Listing Application or the EU Listing Application is or becomes untrue, incorrect or incomplete in any material respect and to provide FI with the information needed to correct such inaccuracy or omission.  CNH will furnish FI with such supplemental information as may be necessary in order to cause the Registration Statement, the Information Document, the NYSE Listing Application or the EU Listing Application, insofar as it relates to CNH or its subsidiaries, to comply with applicable law.

(d)           As promptly as practicable after the Registration Statement is declared effective, each of CNH and FI shall, in accordance with all applicable rules and regulations of the SEC, the NYSE, the CONSOB, Borsa Italiana, Italian Law and Dutch Law, call and hold a meeting of their respective shareholders (the “CNH Shareholders’ Meeting” and the “FI Shareholders’ Meeting,” respectively), for the purpose of obtaining the CNH Shareholder Approval and the FI Shareholder Approval  (together, the “Shareholder Approvals”), respectively.  FI shall use reasonable efforts to obtain the FI Shareholder Approval, and through its Board of Directors, shall recommend to its shareholders the obtaining of the FI Shareholder Approval.  CNH shall use reasonable efforts to obtain the CNH Shareholder Approval, and through its Board of Directors, shall recommend to its shareholders the obtaining of the CNH Shareholder Approval.   Unless an event or circumstance has occurred as a result of which any condition set forth under Section 5.3(a) or Section 5.3(b) is incapable of being satisfied as of the End Date, FNH or FI if the FNH Merger has occurred shall (a) appear at the CNH Shareholders Meeting (in person or by proxy) or otherwise cause all Total Shares (as defined below) to be counted as present for purposes of determining a quorum; and (b) vote (or cause to be voted), all Total Shares (i) in favor of the CNH Shareholder Approval and (ii) against any action or proposal that would render the CNH Shareholder Approval invalid or ineffective.  For purposes of this section, “Total Shares” shall mean those CNH Common Shares and FNH CNH Shares that FNH (or FI if the FNH Merger has occurred) owns of record as of the date used for determining the holders of shares entitled to vote at the CNH Shareholders Meeting together with any other shares that FNH (or FI if the FNH Merger has occurred) will have the power to vote at such meeting.

4.2           Access to Information; Regulatory Communications.

(a)           FI and CNH shall, and shall cause their respective subsidiaries (in the case of FI excluding CNH and its subsidiaries) to, afford the other party, and the Representatives of such other party, reasonable access, upon reasonable prior notice, during normal business hours during the period prior to the CNH Effective Time or termination of this Agreement in accordance with its terms to inspect their respective properties, books and records and, during such period, FI and CNH shall, and shall cause these respective subsidiaries (in the case of FI excluding CNH and its subsidiaries) to, furnish promptly to the other party, all information concerning its business, properties and personnel as such other party may reasonably request; provided, that except as provided for below, the foregoing shall not require FI or CNH (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of FI or CNH, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or data privacy or (ii) to disclose any privileged information of FI or CNH, as the case may be, or any of their subsidiaries.  Notwithstanding the foregoing, FI and CNH shall continue to exchange information in the ordinary course consistent with past practice, including information provided in connection with financial reporting and budgeting processes, the maintaining of consolidated books and records, disclosure controls and procedures and controls over financial reporting, which exchange of information shall remain subject to any pre-existing arrangements established among the parties in connection with such processes which may be modified from time to time.

(b)           FI and CNH shall notify and consult with each other promptly after receipt of any material communication from any Regulatory Agency and before making any material submission to such Regulatory Agency.  FI shall be responsible for coordinating all submissions to and discussions with any Regulatory Agency by CNH.

4.3           Efforts; Notification.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the making of all necessary registrations and filings (including filings with Governmental Entities and Regulatory Agencies, if any), (ii) the obtaining of all necessary actions, consents, approvals or waivers from Governmental Entities, Regulatory Agencies and other third parties, (iii) the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or Regulatory Agency, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, (v) the defending of any lawsuits or other legal proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, including the using of all reasonable efforts necessary to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby, (vi) the using of all reasonable efforts to fulfill all conditions to the obligations of FI or CNH pursuant to this Agreement, and (vii) the using of all reasonable efforts to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, no party shall be obligated to take any action pursuant to the foregoing if the taking of such action or the obtaining of any waiver, consent, approval or exemption is reasonably likely to result in any change or effect (or any development that insofar as can be foreseen, is reasonably likely to result in any change or effect) that is or is likely to be materially adverse to the business, assets, financial condition or results of operations of FI and its subsidiaries, taken as a whole, when used in reference to FI or in the case of actions to be taken by, or matters with respect to, FI, or CNH and its subsidiaries, taken as a whole, when used in reference to CNH or in the case of actions to be taken by, or matters with respect to, CNH, in each case as currently conducted (a “Material Adverse Effect”); it being understood that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a Material Adverse Effect: (A) changes in general economic, financial or other capital market conditions (including prevailing interest rates and foreign currency exchange rates), (B) a change in the market price or trading value of any securities of FI or CNH, as applicable, or any of their subsidiaries, (C) changes in conditions affecting the economy or any of the industries in which FI and CNH operate generally, (D) any change or effect resulting from compliance with the terms of this Agreement, (E) any change or effect resulting from the announcement or pendency of the Mergers or (F) any change or effect resulting from political instability, acts of terrorism or war, provided, that, with respect to clauses (A), (C) and (F), any effects resulting from any change, event, circumstance or development that disproportionately adversely affects  FI or CNH, as applicable, and their respective subsidiaries compared to other companies of similar size operating in the industries in which FI and CNH, respectively, operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred but only to the extent of such disproportionate effect.

(b)           CNH shall give prompt written notice to FI, and FI shall give prompt written notice to CNH, of (i) any representation or warranty made by it in this Agreement that is qualified as to materiality becoming untrue, incorrect or incomplete in any respect or any such representation or warranty that is not so qualified becoming untrue, incorrect or incomplete in any material respect, (ii) the failure by FI or any of its subsidiaries (other than CNH and its subsidiaries) or by CNH or any of its subsidiaries, as applicable, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, or (iii) the occurrence of any change or event having, or which insofar as can be foreseen is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNH or FI, as the case may be; provided, however, that no such notification shall (1) affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (2) limit or otherwise affect the right of the party receiving such notice.

4.4           Indemnification, Exculpation and Insurance.

(a)           The Articles of Association of DutchCo shall contain the provisions with respect to indemnification and exculpation from liability set forth in CNH’s Articles of Association on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the CNH Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the CNH Effective Time were directors, officers, employees or agents of CNH, unless such modification is required by law.

(b)           For six years from the CNH Effective Time, DutchCo shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by directors’ and officers’ liability insurance policies of FI and CNH (including, for the avoidance of doubt, all current directors of CNH) for actions taken by such persons prior to the Closing Date on terms no less favorable than the terms of such current insurance coverage; provided, however, that in lieu of the purchase of such insurance by DutchCo, FI may purchase a six-year extended reporting period endorsement.

(c)           In the event that DutchCo or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, DutchCo shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 4.4.

4.5           Disclosure.

(a)           None of the information supplied by FI specifically for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective, will contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) the prospectus included in the Registration Statement and any amendment or supplement thereto at the date of mailing to shareholders and at the times of the CNH Shareholders’ Meeting and the FI Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) the CNH Shareholder Circular, at the date of its filing and publication and at the time of the CNH Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  FI will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.  No representation or warranty is made by FI with respect to statements made or incorporated by reference in the Registration Statement or prospectus based on information supplied by CNH specifically for inclusion or incorporation by reference therein.

(b)           None of the information supplied by CNH specifically for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective will contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) the prospectus included in the Registration Statement and any amendment or supplement thereto at the date of mailing to shareholders and at the times of the CNH Shareholders’ Meeting and the FI Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the Information Document, at the date of its filing and publication and at the time of the FI Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6           Fees and Expenses.  Except as set forth in this Section 4.6, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated; provided, however, that those expenses incurred in connection with preparation and printing of the Registration Statement, Information Document and NYSE Listing Application, as well as the filing fee relating to the Registration Statement paid to the SEC, will be shared equally by FI and CNH.

4.7           FNH Merger. Prior to the consummation of the Mergers, FI shall cause FNH to merge with and into FI (the “FNH Merger”). Following the FNH Merger, the separate corporate existence of FNH shall cease and FI shall continue as the sole surviving corporation and by operation of law, FI shall succeed to and assume all of the rights and obligations as well as the assets and liabilities of FNH in accordance with the applicable provisions of Dutch Law and Italian Law.

4.8           Public Announcements.  Subject to any procedures currently in place between FI and CNH regarding the disclosure of information to the market, FI, on the one hand, and CNH, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement (including the Mergers), including those press releases that may be required by applicable law, court process or by obligations pursuant to any listing agreement with any U.S., Dutch or Italian securities exchange; provided, however, that FI shall not make any disclosure without the prior written consent of CNH if doing so would violate or cause a violation of U.S. or Dutch securities laws for CNH, and CNH shall not make any disclosure without the prior written consent of FI if doing so would violate or cause a violation of U.S. or Italian securities laws for FI.  Immediately following the signing of this Agreement, FI and CNH will issue a joint press release substantially in the form attached hereto as Exhibit D.

4.9           Listing of DutchCo Common Shares.  FI shall use its best efforts to cause the DutchCo Common Shares to be issued in connection with the Mergers to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date or, failing admission to listing prior to the Closing Date, as promptly as practicable thereafter.  DutchCo shall use its reasonable best efforts to cause the DutchCo Common Shares to be admitted to listing on the Mercato Telematico Azionario managed by Borsa Italiana by the first trading day following the Effective Time or, failing admission to listing by such date, as promptly as practicable thereafter. Prior to the Closing Date, CNH shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by DutchCo of the CNH Common Shares from the NYSE and the deregistration of the CNH Common Shares under the Exchange Act as promptly as practicable after the CNH Effective Time, and in any event no more than ten (10) days after the Closing Date.

4.10           Merger Plans.  CNH and DutchCo shall each use reasonable best efforts to cause the CNH Merger Proposal to be filed with the Amsterdam Chamber of Commerce on or before the date that is thirty (30) days prior to the date of the CNH Shareholders’ Meeting.  FI and DutchCo shall use their reasonable best efforts to cause the Cross-Border Merger Terms to be filed with the Amsterdam Chamber of Commerce and the Turin Chamber of Commerce promptly following the approval of the Cross-Border Merger Terms by the FI shareholders.

4.11           Articles of Association of DutchCo.  Prior to the consummation of the Mergers, FI, in its capacity as the sole shareholder of DutchCo as of the date hereof, shall take all action necessary to cause DutchCo to adopt the Articles of Association of DutchCo and the Special Voting Share Terms.

4.12           Amended and Restated Articles of Association of CNH; CNH Dividend and CNH FNH Dividend.  As soon as practicable following the date hereof, (i) CNH shall prepare an information circular with respect to an extraordinary general meeting of the CNH shareholders, the agenda for which shall be substantially in the form of Exhibit A-4 attached hereto, (A) to consider the adoption of the Amended and Restated Articles of Association of CNH (attached hereto as Exhibit A-3) and (B) subject to the adoption of the Amended and

Restated Articles of Association of CNH, to consider the declaration and payment by CNH of a dividend of US$10.00 per CNH Common Share (the “CNH Dividend”) and to allocate out of the then current CNH reserves to the Special Separate Reserve (as such term is defined in the Amended and Restated Articles of Association of CNH) the amount of US$10.00 per FNH CNH Share for the sole benefit and account of FNH (the “CNH FNH Dividend Allocation”), (ii) CNH shall call an extraordinary general meeting of the CNH shareholders to consider the adoption of the Amended and Restated Articles of Association of CNH, the declaration by CNH of the CNH Dividend and the implementation of the CNH FNH Dividend Allocation, (iii) FNH, as the majority shareholder of CNH, shall and FI, in its capacity as the sole shareholder of FNH, shall cause FNH to vote all of its CNH Common Shares in favor of the adoption of such Amended and Restated Articles of Association of CNH at such extraordinary general meeting, and (iv) FNH, as the majority shareholder of CNH, shall and FI, in its capacity as the sole shareholder of  FNH, shall cause FNH to vote all of its CNH Common Shares in favor of the declaration by CNH of the CNH Dividend and the implementation of the CNH FNH Dividend Allocation at such extraordinary general meeting.  CNH shall use its reasonable best efforts to cause the CNH Dividend to be paid prior to December 31, 2012 or, failing payment prior to December 31, 2012, as promptly as practicable thereafter.  If, upon any termination of this Agreement, the CNH Dividend shall have been paid, then the CNH FNH Dividend Allocation shall immediately be paid as a dividend of US$10.00 per FNH CNH Share to the holders of the FNH CNH Shares (the “CNH FNH Dividend”), subject to a resolution to that effect from the meeting of holders of FNH CNH Shares in accordance with article 22 (Meetings of holders of FNH common shares) of the Amended and Restated Articles of Association of CNH.  In the event that the CNH FNH Dividend is paid out, FNH, as the majority shareholder of CNH, shall and FI, in its capacity as the sole shareholder of FNH, shall cause FNH to, take such steps as necessary to eliminate the differences between the FNH CNH Shares and the CNH Common Shares as promptly as practicable.  CNH shall be entitled to deduct and withhold from the dividend otherwise payable to any CNH shareholder such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax law.   Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the CNH shareholder in respect of which such deduction or withholding was made.

Unless this Agreement is terminated in accordance with its terms, without the prior written consent of CNH, FNH, as the sole holder of FNH CNH Shares, shall and FI, in its capacity as the sole shareholder of FNH, shall cause FNH to, not resolve to pay out any dividend out of the Special Separate Reserve.

4.13           Report on FI Merger Consideration.  FI shall cause Reconta Ernst & Young (“RE&Y”), the independent auditing firm of FI, to issue a report regarding the FI Merger Consideration (the FI Expert Report (as defined in Section 5.1(g))), and FI shall cause Ernst & Young LLP (“E&Y”), the independent auditing firm of DutchCo, or, if required by mandatory provision of Dutch Law, another reputable accounting firm appointed by DutchCo, to issue a report regarding the FI Merger Consideration, each in accordance with applicable provisions of Italian Law and applicable laws in the EU. FI shall use reasonable best efforts to cooperate with RE&Y in order to obtain a favorable report on the FI Merger Consideration and, in the event that RE&Y provides, or indicates an intention to provide, an unfavorable report, work in good faith with RE&Y to seek to address the auditors’ concerns with a view to obtaining a favorable report for a period of at least thirty (30) days unless RE&Y has advised the parties finally that it will be unable to provide a favorable report.  Notwithstanding the foregoing and for the avoidance of doubt FI shall not be required to agree to any change or amendment to the terms of this Agreement or a Merger in order to obtain a favorable report.

4.14           Report on CNH Merger Consideration.  CNH shall cause E&Y, the independent auditing firm of CNH, to issue a report regarding the CNH Merger Consideration (the CNH Expert Report (as defined in Section 5.1(i))), and FI shall cause E&Y, the independent auditing firm of DutchCo, or, if required by mandatory provision of Dutch Law, another reputable accounting firm appointed by DutchCo, to issue a report regarding the CNH Merger Consideration, each in accordance with applicable provisions of Dutch Law.  CNH shall use reasonable best efforts to cooperate with E&Y in order to obtain a favorable report on the CNH Merger Consideration and, in the event that E&Y provides, or indicates an intention to provide, an unfavorable report, work in good faith with E&Y to seek to address the auditors’ concerns with a view to obtaining a favorable report for a period of at least thirty (30) days unless E&Y has advised the parties finally that it will be unable to provide a favorable report.  Notwithstanding the foregoing and for the avoidance of doubt CNH shall not be required to agree to any change or amendment to the terms of this Agreement or a Merger in order to obtain a favorable report.

4.15           DutchCo Board of Directors.  Effective on or prior to the FI Effective Time, the DutchCo Board of Directors shall consist of individuals designated by FI prior thereto in compliance with applicable law, any mandatory provisions of the Dutch Corporate Governance Code and any listing rules applicable to DutchCo at such time.

4.16           Certain Tax Matters.

(a)           Each of CNH and FI shall use its commercially reasonable efforts to cause the CNH Merger to qualify for the Intended Tax Treatment, including by not taking any action that such party knows is reasonably likely to prevent such qualification, and shall report the CNH Merger and the other transactions contemplated by this Agreement in a manner consistent with the Intended Tax Treatment.

(b)           CNH and FI shall each use its reasonable best efforts to obtain the Tax opinions described in Section 5.1(h) as of the Closing Date, including by making such reasonable and customary representations and covenants as are requested by each party’s Tax counsel in order to render such Tax opinions.

4.17           Exor.  FI shall use its reasonable best efforts to procure that (i) promptly following the public announcement by the parties to this Agreement, Exor S.p.A. (“Exor”) will publicly state its support for the Mergers and (ii) as soon as practicable after the date hereof but in any event within 10 Business Days, Exor will enter into an agreement with CNH whereby Exor will undertake to (a) appear at the FI Shareholders’ Meeting (in person or by proxy) or otherwise cause all the FI Ordinary Shares held by Exor as of the record date of the FI Shareholders Meeting to be counted as present for purposes of determining a quorum; and (b) vote (or cause to be voted), such shares in favor of the FI Shareholder Approval and against any proposal that would render the FI Shareholder Approval invalid or ineffective.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1           Conditions to Each Party’s Obligations to Close.  The respective obligation of each party to effect the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver (in writing) prior to the Closing Date of the following conditions:

(a)           Shareholder Approvals.  The Shareholder Approvals shall have been obtained.

(b)           Stock Market Listing.  The DutchCo Common Shares issuable to the holders of FI Ordinary Shares and CNH Common Shares pursuant to this Agreement and pursuant to the exercise of the DutchCo Equity Incentives shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c)           No Injunctions or Restraints.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and prohibits consummation of the Mergers in accordance with the terms of this Agreement.  No Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Mergers.

(d)           Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act.  No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of FI or CNH, threatened by the SEC.

(e)           Payments in Respect of Rescission Shares or Creditors Opposition Rights.  The amount of cash, if any, to be paid (i) to the holders of Rescission Shares in connection with the FI Merger and/or (ii) to any creditors of FI pursuant to any creditor opposition rights proceeding against FI under Italian Law, shall not exceed in the aggregate Euro 325 million.

(f)           Expiration or Satisfaction of FI Creditor Claims.  The 60-day period following the date upon which the resolutions of the FI Shareholders’ Meeting have been filed with the Companies’ Register at the Italian Chamber of Commerce in Turin shall have expired or have been earlier terminated pursuant to the posting of a bond by FI sufficient to satisfy FI’s creditors’ claims, if any.

(g)           FI Expert Report.  RE&Y shall have delivered to FI, in accordance with the applicable provisions of Italian Law and applicable laws in the EU, a report with respect to the fairness of the FI Exchange Ratio (a copy of which shall have been provided to CNH as soon as practicable upon delivery thereof to FI) (the “FI Expert Report”).

(h)           Tax Opinion. CNH shall have received an opinion of McDermott Will & Emery LLP or other nationally recognized Tax counsel (the choice of such other Tax counsel must have been approved by the Special Committee of the Board of Directors of CNH in its reasonable discretion) and FI shall have received an opinion of Sullivan & Cromwell LLP or other nationally recognized Tax counsel, in each case as of the Closing Date, to the effect that the CNH Merger will qualify for the Intended Tax Treatment.  In rendering the opinions described in this Section 5.1(h), each party’s Tax counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of CNH and FI.  For the avoidance of doubt, CNH and FI shall not choose to appoint the same Tax counsel to render the opinion under this Section 5.1(h).

(i)           CNH Expert Report.  E&Y shall have delivered to CNH, in accordance with the applicable provisions of Dutch Law and applicable laws in the EU, a report with respect to the fairness of the CNH Exchange Ratio (a copy of which shall have been provided to the other party as soon as practicable upon delivery thereof to FI) (the “CNH Expert Report”).

(j)           CNH Dividend.  The CNH Dividend shall have been paid.

(k)           Mergers Cross-Conditional.   All actions necessary to cause each of the Mergers to become effective shall have been taken by DutchCo, FI, FNH and CNH.

5.2           Additional Conditions to CNH’s Obligations to Close.  The obligation of CNH to effect the CNH Merger is subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following additional conditions:

(a)           Representations and Warranties of FI.  (i) The representations and warranties of FI set forth in Exhibit B hereto that are qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FI set forth in Exhibit B hereto that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.2(a) shall be deemed to have been satisfied even if any representations and warranties of FI (other than Sections  1, 2 and 3 of Exhibit B, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of FI to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect.

(b)           Performance of Obligations of FI and DutchCo.  Each of FI and DutchCo shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Material Adverse Effect.  From the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect on FI and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole.

5.3           Additional Conditions to FI and FNH’s Obligations to Close.  The obligations of FI and FNH to effect the FI Merger and the FNH Merger, respectively, are subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following conditions.

(a)           Representations and Warranties of CNH.  (i) The representations and warranties of CNH as set forth in Exhibit C hereto that are qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of CNH set forth in Exhibit C hereto that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.3(a) shall be deemed to have been satisfied even if any representations and warranties of CNH (other than Sections 1, 2, and 3 of Exhibit C, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of CNH to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect.

(b)           Performance of Obligations of CNH.  CNH shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Material Adverse Effect.  From the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect on CNH and its subsidiaries taken as a whole.

ARTICLE VI

BOARD RECOMMENDATION

6.1           CNH Board Recommendation.  The Board of Directors of CNH, with due consideration to a potential conflict of interest, given the position of FI as majority shareholder of CNH, having received extensive legal and financial advice, having conducted such due diligence in respect of FI as deemed appropriate, and having given due and careful consideration to strategic and financial aspects and consequences of the proposed Mergers, has reached the conclusion that, taking into account the current circumstances, the CNH Merger is fair to the shareholders of CNH from a financial point of view and in the best interests of CNH and all of its stakeholders. The CNH Board of Directors, acting through its unconflicted directors, will support and unanimously recommend the CNH Merger to the CNH shareholders and will recommend voting in favor of the CNH Shareholder Approval and any ancillary resolutions submitted to the CNH Shareholders’ Meeting.

6.2           FI Board Recommendation.  The Board of Directors of FI, having received extensive legal and financial advice, and having given due and careful consideration to strategic and financial aspects and consequences of the proposed Mergers, has positively resolved upon the Mergers and has reached the conclusion that, taking into account the current circumstances, such Mergers are fair to the shareholders of FI from a financial point of view and are in the best interests of FI and are fair to FI shareholders.  The Board of Directors of FI will support and unanimously recommend the Mergers and will recommend voting in favor of the FI Shareholder Approval and any ancillary resolutions submitted to the FI Shareholders’ Meeting.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1           Termination.  This Agreement may be terminated and the Mergers may be abandoned at any time prior to the FNH Effective Time and (except in the case of Section 7.1(a)) whether before or after the Shareholder Approvals:

(a)           by mutual written consent of FI and CNH, prior to receipt of the Shareholder Approvals, if the Board of Directors of each so determines by the affirmative vote of (i) a majority of the members of its entire Board of Directors, in the case of FI, and (ii) a majority of the unconflicted members of the Board of Directors, in the case of CNH;

(b)           by either FI or CNH if (i) all of the conditions set forth in Section 5.1 hereof shall not have been satisfied or waived by October 31, 2013 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement has been a principal cause of the failure of the conditions set forth in Section 5.1 to be satisfied by the End Date, or (ii) at any time following the date hereof if any of the conditions set forth in Section 5.1 hereof shall have become incapable of being satisfied; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose material breach of a representation, warranty or covenant in Article IV of this Agreement has been a principal cause of the failure of any of the conditions set forth in Section 5.1 to be capable of being satisfied;

(c)           by FI if at any time following the date hereof any of the conditions set forth in Section 5.3 hereof shall have become incapable of being satisfied;

(d)           by CNH if at any time following the date hereof any of the conditions set forth in Section 5.2 hereof shall have become incapable of being satisfied;

(e)           by either FI or CNH, if any approval of the shareholders of CNH or FI required for the consummation of the Mergers shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of CNH’s shareholders or FI shareholders, as the case may be, or at any adjournment or postponement thereof;

(f)           by FI if the FI Expert Report includes an unfavorable conclusion with respect to the fairness of the FI Exchange Ratio taking into account the impact of the Mergers, including the CNH Exchange Ratio, and no subsequent report including a favorable conclusion is received within the period specified in Section 4.13; or

(g)           by CNH if the CNH Expert Report concludes that the CNH Exchange Ratio, taking into account the impact of the Mergers, including the FI Exchange Ratio, is not fair and no subsequent report concluding that the CNH Exchange Ratio is fair is received within the period specified in Section 4.14.

7.2           Effect of Termination.

(a)           In the event of termination of this Agreement by either CNH or FI as provided in Section 7.1 hereof, and subject to the provisions of Section 8.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of FI, FNH, DutchCo or CNH or their respective officers or directors, except as set forth in this Section 7.2 and in Section 4.2(a), Section 4.8 and Article VIII hereof, which shall survive termination.  No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive any termination of this Agreement.

7.3           Amendment.  This Agreement may be amended by the parties at any time before or after the Shareholder Approvals; provided, however, that after such Shareholder Approvals have been obtained there shall not be made any amendment that by law requires further approval by either the shareholders of CNH or the shareholders of FI without the further approval of such shareholders or shareholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

7.4           Extension; Waiver.  At any time prior to the CNH Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3 hereof, waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

7.5           Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 7.1 hereof, an amendment of this Agreement pursuant to Section 7.3 hereof or an extension or waiver pursuant to Section 7.4 hereof shall, in order to be effective, require in the case of FI or CNH, action by its Board of Directors, acting by the affirmative vote of (i) a majority of the members of its entire Board of Directors, in the case of FI, and (ii) a majority of the unconflicted members of the Board of Directors eligible to vote on such matter in accordance with the Dutch Corporate Governance Code, in the case of CNH.

ARTICLE VIII

GENERAL PROVISIONS

8.1           Non-survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the CNH Effective Time.  This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the CNH Effective Time.

8.2           Obligations of Parents and Subsidiaries. Whenever this Agreement requires a subsidiary of FI, including FNH and DutchCo (other than CNH or any subsidiary of CNH), to take any action, such requirement shall be deemed to include an undertaking on the part of FI to cause such subsidiary to take such action.  Whenever this Agreement requires a subsidiary of CNH to take any action, such requirement shall be deemed to include an undertaking on the part of CNH to cause such subsidiary to take such action.

8.3           Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to FI or FNH, to
Fiat Industrial S.p.A.
Via Nizza 250
Torino 10126, Italy
Facsimile:      +39 011 0062509
Email:             roberto.russo@fiatindustrial.com
Attention:       Roberto Russo

with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Facsimile:      (212) 291-9101
Email:      millersc@sullcrom.com
Attention:        Scott D. Miller

(b)           if to CNH, to:

CNH Global N.V.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527-7111
Facsimile:       (630) 887-2344
Email:              michael.going@cnh.com
Attention:        Michael P. Going

with a copy to:

Cravath Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
T: (212) 474-1000
F: (212) 474-3700
Email:               mgreene@cravath.com
Attention:         Mark Greene

8.4           Definitions.  For purposes of this Agreement:

(a)           “affiliate” with respect to any person means another person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.  For the purposes of this definition, “control” means, as to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.  The term “controlled” shall have a correlative meaning.

(b)           “Agreement” has the meaning set forth in the preamble.

(c)           “Amended and Restated Articles of Association of CNH” means the Amended and Restated Articles of Association of CNH, in the form attached hereto as Exhibit A-3.

(d)           “Ancillary Documents” means the Articles of Association of DutchCo, the Special Voting Share Terms, the Amended and Restated Articles of Association of CNH, the Information Document, CNH Shareholder Circular, the NYSE Listing Application, the EU Listing Application, the Confidentiality Agreement, and the Merger Plans.

(e)           “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(f)           “Applicable Employee Benefits Law” has the meaning set forth in Section 16(a) of Exhibit B.

(g)           “Articles of Association of DutchCo” mean Articles of Association of DutchCo in the form attached hereto as Exhibit A-1.

(h)           “Borsa Italiana” has the meaning set forth in Section 4.1(d).

(i)           “Business Day” means any day other than a Saturday or Sunday or a day on which banking institutions are authorized or obligated by law or order to close in The City of New York, Amsterdam, The Netherlands and Milan, Italy.

(j)           “Closing” has the meaning set forth in Section 1.2.

(k)           “Closing Date” has the meaning set forth in Section 1.2.

(l)           “CNH” has the meaning set forth in the preamble.

(m)         “CNH Audited Financial Statements” has the meaning set forth in Section 11(b) of Exhibit C.

(n)           “CNH Benefit Plans” has the meaning set forth in Section 15 of Exhibit C.

(o)           “CNH Common Shares” means the common shares of CNH, par value €2.25 per share and, subject to the adoption of the Amended and Restated Articles of Association of CNH, shall include the FNH CNH Shares.

(p)           “CNH Deed of Merger” has the meaning set forth in Section 1.3.

(q)           “CNH Defendant” has the meaning set forth in Section 8.9.

(r)           “CNH Disclosure Schedule” has the meaning set forth in Section 2.2.

(s)           “CNH Dividend” has the meaning set forth in Section 4.12.

(t)           “CNH Effective Time” has the meaning set forth in Section 1.3.

(u)           “CNH Exchange Ratio” has the meaning set forth in Section 1.6(b)

(v)           “CNH Expert Report” has the meaning set forth in Section 5.1(i).

(w)          “CNH Financial Statements” has the meaning set forth in Section 5 of Exhibit C.

(x)           “CNH FNH Dividend” has the meaning set forth in Section 4.12.

(y)           “CNH FNH Dividend Allocation” has the meaning set forth in Section 4.12.

(z)           “CNH Internal Projections” has the meaning set forth in the CNH Disclosure Schedule.

(aa)          “CNH Merger” has the meaning set forth in Section 1.1.

(bb)         “CNH Material Contracts” has the meaning set forth in Section 9 of Exhibit C.

(cc)         “CNH Merger Consideration” has the meaning set forth in Section 1.6(b).

(dd)         “CNH Merger Proposal” has the meaning set forth in the Recitals.

(ee)         “CNH Option Plans” has the meaning set forth in Section 2 of Exhibit C.

(ff)          “CNH Options” has the meaning set forth in Section 2 of Exhibit C.

(gg)         “CNH Plans” has the meaning set forth in Section 7 of Exhibit C.

(hh)         “CNH SEC Documents” has the meaning set forth in Section 11(a) of Exhibit C.

(ii)           “CNH Shareholder Approval” has the meaning set forth in Section 3 of Exhibit C.

(jj)           “CNH Shareholder Circular” means the Explanatory Notes to the Agenda of the CNH Shareholders’ Meeting, including any documentation required or conducive for the shareholders of CNH to be adequately informed about the Mergers in order to resolve on the CNH Merger.

(kk)         “CNH Shareholders’ Meeting” has the meaning set forth in Section 4.1(d).

(ll)           “CNH-DutchCo Options” has the meaning set forth in Section 1.6(d).

(mm)       “Confidentiality Agreement” means the non-disclosure agreement executed by each of FI and CNH on July 23, 2012.

(nn)          “Code” means the United States Internal Revenue Code of 1986, as amended.

(oo)         “CONSOB” means the Commissione Nazionale per le Societa e la Borsa, the Italian securities regulatory commission.

(pp)          “Cross-Border Merger Terms” has the meaning set forth in the Recitals.

(qq)          “Deed of Demerger” means the Deed of Demerger executed by Fiat S.p.A. and FI dated December 16, 2010.

(rr)           “Deed of Merger” has the meaning set forth in Section 1.3.

(ss)          “Demerger” means the demerger of FI from Fiat  S.p.A. that occurred as of January 1, 2011.

(tt)           “Demerger Plan” means the Demerger Plan approved by the Board of Directors of Fiat S.p.A. and FI on July 21, 2010 and filed with the Companies Register of Turin on August 4, 2010.

(uu)          “Dutch Civil Law Notary” has the meaning set forth in Section 1.2.

(vv)           “Dutch Law” has the meaning set forth in Section 1.1.

(ww)         “DutchCo” has the meaning set forth in the preamble.

(xx)           “DutchCo Common Shares” means the common shares of DutchCo, par value €0.01 per share.

(yy)           “DutchCo Equity Incentives” has the meaning set forth in Section 1.6(d).

(zz)           “Effective Time” has the meaning set forth in Section 1.3.

(aaa)         “End Date” has the meaning set forth in Section 7.1(b).

(bbb)        “Environmental Law” means any law relating to: (i) emissions, discharges, releases or threatened releases of Hazardous Material (as defined below) into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly owned treatment works, septic systems or land; (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material; (iii) protection of the environment; or (iv) employee health and safety.

(ccc)        “EU” means the European Union.

(ddd)        “EU Listing Application” has the meaning set forth in Section 4.1(a).

(eee)        “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(fff)          “E&Y” means Ernst & Young LLP.

(ggg)         “FI” has the meaning set forth in the preamble.

(hhh)         “FI Audited Financial Statements” has the meaning set forth in Section 10(b) of Exhibit B.

(iii)           “FI Benefit Plan” has the meaning set forth in Section 16 of Exhibit B.

(jjj)           “FI CONSOB Documents” has the meaning set forth in Section 10(a) of Exhibit B.

(kkk)         “FI Deed of Merger” has the meaning set forth in Section 1.3.

(lll)           “FI Disclosure Schedule” has the meaning set forth in Section 2.1.

(mmm)     “FI Effective Time” has the meaning set forth in Section 1.3.

(nnn)         “FI Equity Plan” has the meaning set forth in Section 2 of Exhibit B.

(ooo)        “FI Exchange Ratio” has the meaning set forth in Section 1.6(a).

(ppp)         “FI Expert Report” has the meaning set forth in Section 5.1(g).

(qqq)         “FI Financial Statements” has the meaning set forth in Section 5 of Exhibit B.

(rrr)           “FI Internal Projections” has the meaning set forth in the FI Disclosure Schedule.

(sss)          “FI Material Contracts” has the meaning set forth in Section 9 of Exhibit B.

(ttt)           “FI Merger Consideration” has the meaning set forth in Section 1.6(a).

(uuu)         “FI Merger” has the meaning set forth in Section 1.1.

(vvv)          “FI Options” has the meaning set forth in Section 2 of Exhibit B.

(www)       “FI Ordinary Shares” means the ordinary shares of FI, par value €1.57 per share.

(xxx)         “FI Plans” has the meaning set forth in Section 7 of Exhibit B.

(yyy)         “FI Shareholder Approval” has the meaning set forth in Section 3 of Exhibit B.

(zzz)          “FI Shareholders’ Meeting” has the meaning set forth in Section 4.1(d).

(aaaa)        “Fiat” means Fiat S.p.A.

(bbbb)       “FI-DutchCo Equity Incentives” has the meaning set forth in Section 1.6(c).

(cccc)       “FNH” has the meaning set forth in the preamble.

(dddd)       “FNH CNH Shares” means the FNH common shares as set forth in the Amended and Restated Articles of Association of CNH.

(eeee)       “FNH Cross-Border Merger Terms” has the meaning set forth in the Recitals.

(ffff)         “FNH Deed of Merger” has the meaning set forth in Section 1.3.

(gggg)       “FNH Effective Time” has the meaning set forth in Section 1.3.

(hhhh)       “FNH Merger” has the meaning set forth in Section 4.7.

(iiii)          “Foreign Antitrust Laws” means the applicable requirements of antitrust competition or other similar laws, rules, regulations and judicial doctrines of jurisdictions other than the United States.

(jjjj)          “Governmental Entity” means all Italian, Dutch or European Union courts, administrative or regulatory agencies or commissions or other governmental authorities or agencies.

(kkkk)       “Hazardous Material” means (i) hazardous materials, contaminants, constituents, medical wastes, hazardous or infectious wastes and hazardous substances as those terms are defined in the Italian or other applicable laws, (ii) petroleum, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) asbestos and/or asbestos-containing material, and (v) polychlorinated biphenyls (“PCBs”) or materials or fluids containing PCBs in excess of 50 parts per million.

(llll)          “IFRS” means the International Financial Reporting Standards issued by the International Accounting Standard Board as adopted by the European Union and with the provision implementing art. 9 of Legislative Decree n. 38/2005.

(mmmm)  “Information Document” has the meaning set forth in Section 4.1(a).

(nnnn)       “Intended Tax Treatment” has the meaning set forth in the Recitals.

(oooo)      “Intra-Group Contract” means any contract between or among FI, any subsidiaries of FI and/or any affiliates of FI.

(pppp)       “Italian Law” has the meaning set forth in Section 1.2.

(qqqq)       “knowledge” means the actual knowledge, without independent enquiry, of the executive officers of CNH or FI, as the case may be, who participated directly in the preparation of this Agreement.

(rrrr)         “Material Adverse Effect” has the meaning set forth in Section 4.3(a).

(ssss)        “Merger Consideration” has the meaning set forth in Section 1.6(b).

(tttt)          “Merger Plans” has the meaning set forth in the Recitals.

(uuuu)       “Mergers” has the meaning set forth in Section 1.1.

(vvvv)        “Monte Titoli” has the meaning set forth in Section 1.6(a).

(wwww)      “NYSE” means the New York Stock Exchange.

(xxxx)         “NYSE Listing Application” has the meaning set forth in Section 4.1(a).

(yyyy)         “Order” means any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent).

(zzzz)          “Organizational Documents” means, with respect to any person, (x) the articles or certificate of incorporation, articles of association, or bylaws of such person; (y) any shareholder agreement, members agreement, charter or similar document adopted or filed in connection with the creation, formation, or organization of such person; and (z) any amendment to any of the foregoing.

(aaaaa)        “PCBs” has the meaning set forth in the definition of “Hazardous Materials”.

(bbbbb)       “Permits” has the meaning set forth in Section 8(a) of Exhibit B.

(ccccc)       “person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

(ddddd)       “Registration Statement” has the meaning set forth in Section 4.1(a).

(eeeee)       “Regulatory Agencies” means all relevant Italian, Dutch, United States, European Union and other foreign regulatory agencies.

(fffff)          “Representative” means, with respect to any person, the officers, employees, accountants, counsel, financial advisors and other representatives of such person.

(ggggg)        “Rescission Shares” has the meaning set forth in Section 1.9.

(hhhhh)        “RE&Y” means Reconta Ernst & Young S.p.A.

(iiiii)            “SEC” means the United States Securities and Exchange Commission.

(jjjjj)            “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(kkkkk)        “Shareholder Approvals” has the meaning set forth in Section 4.1(d).

(lllll)             “Special Separate Reserve” has the meaning set forth in Section 4.12.

(mmmmm)    “Special Voting Share Terms” means the Terms and Conditions of the Special Voting Shares of DutchCo, in the form attached hereto as Exhibit A-2.

(nnnnn)          “Special Voting Shares” has the meaning set forth in the Special Voting Share Terms.

(ooooo)         “subsidiary” with respect to any person means another person, the capital of which is controlled directly or indirectly by such first person; for this purpose, the notion of a “controlled person” means a person in which another person has at its disposal the majority of the votes to be cast in a meeting of the holders of shares, stock, quotas or other interests of any kind.

(ppppp)          “Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amendments thereto.

(qqqqq)          “Taxes” means all income, property, sales, excise and other taxes of any nature whatsoever (whether payable directly or by withholding), together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto.

(rrrrr)             “Total Shares” has the meaning set forth in Section4.1(d).

(sssss)            “U.S. GAAP” has the meaning set forth in Section 11(b) of Exhibit C.

8.5           Interpretation.  When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

8.6           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

8.7           Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the Ancillary Documents constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and except for the provisions of Article I and Section 4.4 hereof, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, except of the right of each party to pursue damages (including damages for the loss of the economic benefits of the transactions contemplated by this Agreement) in the event of a breach of this Agreement by any other parties hereto

8.8           Governing Law; Consent to Jurisdiction.  This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Netherlands, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.  To the extent permitted by Dutch Law, each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the competent courts in Amsterdam, the Netherlands, for the purposes of any suit, action or other proceeding, including any injunctive relief sought in summary proceedings, relating to this Agreement (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Representatives except in such courts), without prejudice to the right of appeal and that of appeal to the Supreme Court (Hoge Raad).  Each of the parties further agrees to the extent permitted by applicable law that service of any process, summons, notice or document by mail to such party’s respective address set forth in Section 8.3 shall be effective service of process for any action, suit or proceeding in Amsterdam, the Netherlands, with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  Each of the parties irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the competent courts in Amsterdam, the Netherlands.

8.9           CNH Litigation.  FI shall be entitled to participate in the defense or settlement of any litigation initiated by or on behalf of any party against CNH, any of CNH’s subsidiaries and/or the members of its or their boards of directors (or equivalent governing bodies) (each, a “CNH Defendant”) relating to the Mergers, and each CNH Defendant will consult reasonably with FI prior to making any material decision on such litigation and no settlement of any such litigation shall be agreed to by any CNH Defendant without FI’s prior consent (not to be unreasonably withheld, conditioned or delayed).

8.10           Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.11           Actions by CNH. CNH and its subsidiaries shall not exercise any right, grant any consent or otherwise take any action under this Agreement without the express direction of a majority of the unconflicted members of the Board of Directors eligible to vote on such matter in accordance with the Dutch Corporate Governance Code.

8.12           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIAT INDUSTRIAL S.P.A.

By
Name:
Title:

FIAT NETHERLANDS HOLDING N.V.

By
Name:
Title:

CNH GLOBAL N.V.

By
Name:
Title:

FI CBM HOLDINGS N.V.

By
Name:
Title:

 [SIGNATURE PAGE TO MERGER AGREEMENT]

EXHIBIT A-1

ARTICLES OF ASSOCIATION OF DUTCHCO

This is a translation into English of the articles of association of FI CBM Holdings N.V., as amended by notarial deed of amendment,  executed before Dirk-Jan Jeroen Smit, civil law notary officiating in Amsterdam, the Netherlands, on [insert date] 2012. An attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

ARTICLES OF ASSOCIATION.

Name and corporate seat.
Article 1.
1.	The name of the company is: FI CBM Holdings N.V.
2.	It has its corporate seat in Amsterdam.
3.	The principal place of business of the company is in the United Kingdom. The company may establish branches in other places.
Objects.
Article 2.
The objects of the company are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural and construction equipment, energy and propulsion, as well as any other manufacturing, commercial, financial, sales, distribution, engineering or service activity.
Within the scope and for the achievement of the above purposes, the company may:
a.
operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

b.
engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;

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c.
provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described in this Article 2, paragraph a and b, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;

d.	acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;
e.
provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;

f.
purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

g.	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;
h.
undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security;

i.
render management and advisory services as well as anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.

Share capital and shares.1
Article 3.
1.
The authorized share capital of the company amounts to forty million Euro (€ 40,000,000), divided into two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares of one Euro cent (€ 0.01) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean both common shares and special voting shares or the holders thereof, respectively.

2.
When shares are subscribed for, the par value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Article 2:80 paragraph 2 of the Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class.

___________________

1	NOTE: Final capital structure to be confirmed by FI.

2

3.	The company cannot lend its cooperation to the issuance of certificates of beneficial ownership (certificaten van aandelen) for shares in its share capital.
4.	The power to confer voting rights and rights as referred to in Article 2:89 paragraph 4 of the Civil Code on those who have a right of pledge over shares is excluded.
Holding requirement in respect of special voting shares.
Article 4.
1.	In these articles of association, the following expressions shall have the following meanings:
a.	Qualifying Common Shares means
(i)
common shares that have, for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of one and the same shareholder or its Loyalty Transferees and continue to be so registered; and

(ii)
common shares that have, pursuant to the Initial Allocation Procedures, been allocated to shareholders and registered in the Loyalty Register on the occasion of the Mergers and continue to be so registered;

b.	Qualifying Shareholder means a holder of one or more Qualifying Common Shares;
c.	FI means Fiat Industrial S.p.A.;
d.	FI Merger means the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the company (as acquiring entity);
e.	FI EGM means the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;
f.	CNH means CNH Global N.V.;
g.	CNH Merger means the statutory merger pursuant to which CNH (as disappearing entity) has merged into the company (as acquiring entity);
h.	CNH EGM means the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;
i.	EGMs means the CNH EGM and the FI EGM;
j.	Mergers means the FI Merger and the CNH Merger;
k.
Initial Allocation Procedures means the procedures pursuant to which the former shareholders of the two legal predecessors of the company, FI and CNH, that participated in the relevant EGM have been given the opportunity to opt for an initial allocation of special voting shares upon completion of the Mergers, as such procedures have been described in the applicable merger documentation;

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l.	Loyalty Register means the section in the company’s register of shareholders reserved for the registration of common shares that are, or are purported to become, Qualifying Common Shares;
m.	Person means any individual (natuurlijk persoon), firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;
n.	Change of Control means in respect of any Shareholder that is not an individual (natuurlijk persoon):
any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such Shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such Shareholder; and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such Shareholder; provided that no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such Shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control Transaction. “Transferred Group” shall mean the relevant Shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;
o.
Loyalty Transferee means (i) with respect to any Shareholder that is not a natural person, any Affiliate of such Shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the beneficiary company as part of a demerger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to the fourth degree; and

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p.
Affiliate means with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

2.
Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold one (1) special voting share for each Qualifying Common Share held by such shareholder.

3.
Subject to a prior resolution of the board of directors, which may set certain terms and conditions, the holder of one (1) or more Qualifying Common Shares will be entitled to acquire one (1) special voting share for each such Qualifying Common Share.

4.
In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register, as referred to in Article 10 paragraph 3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

a.	such shareholder shall be obliged to immediately offer all such special voting shares to the company; and
b.
any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect.

5.	In the event a Qualifying Shareholder does no longer qualify as a Qualifying Shareholder:
a.
any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect; and

b.	such shareholder shall be obliged to immediately offer all such special voting shares to the company.
6.
In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more Common Shares, the Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

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7.
In respect of special voting shares offered to the company pursuant to paragraph 4 of this article, the offering shareholder and the company shall determine the purchase price by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87b paragraph 3 of the Civil Code.

Issuance of shares.
Article 5.
1.
The general meeting of shareholders or alternatively the board of directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

2.
The general meeting of shareholders or the board of directors if so designated as provided in paragraph 1 above, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the articles of association.

3.
If the board of directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

4.
Within eight (8) days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in paragraph 1 hereof, the company shall deposit the complete text of such resolution at the office of the Trade Register in the Netherlands where the company is registered. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Trade Register in the Netherlands where the company is registered of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class.

5.
What has been provided in the paragraphs 1 to 4 inclusive shall mutatis mutandis be applicable to the granting of rights to subscribe for shares but shall not be applicable to the issuance of shares in respect of any exercise of such rights.

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6.
Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a EU member state, which is comparable thereto.

7.	The board of directors is expressly authorized to enter into the legal acts referred to in Article 2:94 of the Civil Code, without the prior consent of the general meeting of shareholders.
8.
For a period of five (5) years as of [insert date, on which these articles become effective], the board of directors shall irrevocably be authorized to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the company’s authorized share capital as set out in Article 3, paragraph 1 of these articles of association.

Right of pre-emption.
Article 6.
1.
In the event of an issuance of common shares every holder of common shares of that class shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such right of pre-emption shall exist in respect of shares to be issued to directors or employees of the company or of a group company pursuant to any option plan of the company.

2.	A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.
3.	In the event of an issuance of special voting shares to Qualifying Shareholders or an issuance of pre-emption shares, shareholders shall not have any right of pre-emption.
4.
The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of this article, within what period the right of pre-emption may be exercised.

5.
The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the State Gazette and as provided in Article 18 paragraph 4 hereof.

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6.	The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement.
7.
The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the board of directors if it has been designated to do so by the general meeting of shareholders and provided the board of directors has also been authorized to resolve on the issuance of shares of the company. In the proposal to the general meeting of shareholders in respect thereof the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation to the board of directors the provisions of the last three sentences of paragraph 3 of Article 5 shall apply mutatis mutandis.

8.
For a resolution of the general meeting of shareholders to limit or exclude the right of pre-emption or to designate the board of directors as authorized to do so, a simple majority of the votes cast is required to approve such resolution; provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to approve such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Trade Register.

9.
When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption; what has been provided hereinbefore in this article shall be applicable mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

Acquisition by the company of shares in its own share capital.
Article 7.
1.	The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).
2.	The company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:
a.
the general meeting of shareholders has authorized the board of directors to make such acquisition – which authorization shall be valid for no more than eighteen (18) months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set; and

b.
the company's equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

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c.
the aggregate par value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital.

The company's equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for purposes of item b above. If no annual accounts have been confirmed and adopted when more than six (6) months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.
3.
No authorisation shall be required, if the company acquires its own shares for the purpose of transferring the same to directors or employees of the company or a group company as defined in Article 2:24b of the Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

4.	The preceding paragraphs 1 and 2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).
5.
No voting rights may be exercised in the general meeting of shareholders for any share held by the company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the company or any of its subsidiaries. The company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

6.	Any acquisition by the company of shares that have not been fully paid up shall be void.
7.	Any disposal of shares held by the company will require a resolution of the board of directors. Such resolution shall also stipulate the conditions of the disposal.
Reduction of the issued share capital.
Article 8.
1.
The general meeting of shareholders shall have the authority to pass a resolution to reduce the issued share capital (i) by the cancellation of shares and/or (ii) by reducing the nominal amount of the shares by means of an amendment to the company's articles of association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

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2.	A resolution to cancel shares may only relate to shares held by the company itself in its own share capital.
3.	Any reduction of the nominal amount of shares without repayment must be made pro rata on all shares of the same class.
4.
A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal amount of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the special voting shares only. The pro rata requirement may be waived with the consent of all the shareholders of the affected class.

5.
A resolution to reduce the capital shall require a simple majority of the votes cast in a general meeting for approval; provided, however, that such a resolution shall require a majority of at least two-thirds of the votes cast in a general meeting if less than one half of the issued capital is represented at the meeting.

6.
The notice convening a meeting at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto.
The second and third paragraph of Article 2:123 of the Civil Code shall mutatis be applicable.

7.
The company shall deposit the resolutions referred to in paragraph 1 of this article at the office of the Trade Register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Article 2:100, paragraphs 2 and 6 inclusive of the Civil Code shall be applicable to the company.

Shares and share certificates.
Article 9.
1.
The shares shall be registered shares and they shall for each class be numbered as the board of directors shall determine. The numbers of the special voting shares that are issued or allocated to Qualifying Shareholders, shall correspond to the numbers of the relevant Qualifying Common Shares.

2.
The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board of directors shall determine, which certificates are exchangeable at the request of the shareholder.

3.	Share certificates shall not be provided with a set of dividend coupons or a talon.
4.	Each share certificate carries the number(s), if any, of the share(s) in respect of which they were issued.
5.	The exchange referred to in paragraph 2 of this article shall be free of charge.

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6.	Share certificates shall be signed by a member of the board of directors. The board of directors may resolve that the signature shall be replaced by a facsimile signature.
7.
The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

8.
On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine.
The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers and letters of the documents they replace.

Register of shareholders.
Article 10.
1.
The board of directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Article 2:85 of the Civil Code.

2.
In the register of shareholders, the registrar shall separately administer a Loyalty Register in which the registrar shall enter the name and address of shareholders who have requested the board of directors to be registered in the Loyalty Register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

3.	A shareholder who is included in the Loyalty Register may at any time request to be de-registered from the Loyalty Register for some or all of its common shares included therein.
4.
The registrar shall be authorized to keep the register in an electronic form and to keep a part of the register outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the shares of the company are listed.

5.	The board of directors shall determine the form and contents of the register with due observance of the provisions of paragraphs 1, 2 and 3 of this article.
6.	The register shall be kept up to date regularly.

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7.	The registrar shall make the register available for inspection by the shareholders at the registrar’s office.
8.
Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register in respect of their registration.

9.
The registrar shall be authorized to disclose information and data contained in the register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the company's shares are listed from time to time.

Transfer of shares.
Article 11.
1.
The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in paragraph 2 of this article. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

2.	If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer.
The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.
Blocking Clause in respect of special voting shares.
Article 12.
1.
Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 4 paragraph 4 of these articles of association may only be effected with due observance of the paragraphs of this article.

2.	A shareholder who wishes to transfer one or more special voting shares shall require the approval of the board of directors.
3.
If the board of directors grants the approval, or if approval is deemed to have been granted as provided for in paragraph 4 of this article, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

4.
If the board of directors does not grant the approval, then the board of directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the board of directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the board of directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

5.
The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87 paragraph 2 of the Civil Code.

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5.
The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87 paragraph 2 of the Civil Code.

Board.
Article 13.
1.
The company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the company. The majority of the members of the board of directors shall consist of non-executive directors.

2.	Subject to paragraph 1 of this article, the board of directors shall determine the number of directors.
3.
The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss every one of the directors. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

4.
The company shall have a policy in respect of the remuneration of the members of the board of directors. Such remuneration policy shall be adopted by the general meeting of shareholders. The remuneration policy shall at least raise the subjects referred to in Article 2:383 (c) to (e) of the Civil Code, to the extent they concern the board of directors.

5.
With due observation of the remuneration policy referred to in paragraph 4 above and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive directors, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor.

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6.
The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the board of directors and the criteria that shall apply to the award or any change thereto.
Failure to obtain the approval of the general meeting of shareholders shall not affect the powers of representation of the board of directors.

7.
The company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

Article 14.
1.	The board of directors shall, subject to the limitations contained in these articles of association, be in charge of the management of the company.
2.
The chairman of the board of directors as referred to by law shall be a non-executive director with the title Senior Independent Board Member. The board of directors may grant titles to directors, including - without limitation - the titles of chairman, co-chairman, chief executive officer, president or vice-president. The board of directors may furthermore appoint a company secretary.

3.	The board of directors shall draw up board regulations to deal with matters that concern the board of directors internally.
The regulations shall include an allocation of tasks amongst the executive directors and non-executive directors and may provide for delegation of powers.
The regulations shall contain provisions concerning the manner in which meetings of the board of directors are called and held, including the decision-making process. Subject to paragraph 3 of Article 1, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating directors can follow the proceedings and participate in real time discussion of the items on the agenda.
4.	The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present at the board meeting or be represented thereat.
5.	A member of the board of directors may only be represented by a co-member of the board of directors authorized in writing.
The expression in writing shall include any message transmitted by current means of communication.
A member of the board of directors may not act as proxy for more than one co-member.

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6.
All resolutions shall be adopted by the favourable vote of the majority of the directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each director shall have one (1) vote.

7.
The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way.

8.	The board of directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company's identity or character, including in any case:
a.	the transfer to a third party of the business of the company or practically the entire business of the company;
b.
the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

c.
the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one/third of the company's assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

9.	Failure to obtain the approval required under paragraph 8 of this article shall not affect the powers of representation of the board of directors.
10.
In the event of receipt by the board of directors of a third party offer to acquire a business or one or more subsidiaries of the company for an amount in excess of the threshold referred to in the preceding paragraph 8 under c of this article, the board of directors shall, if and when such bid is made public, at its earliest convenience issue a public position statement in respect of such offer.

11.
If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the management shall temporarily be vested with the remaining directors or the remaining director, provided however that in such event the board of directors shall have power to designate one or more persons to temporarily assist the remaining director(s) to manage the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall appoint for that purpose.

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Committees.
Article 15.
1.	The board of directors shall appoint from among its non-executive directors an audit committee, a remuneration committee and a nomination committee.
2.	The board of directors shall have power to appoint any further committees, composed of directors and officers of the company and of group companies.
3.
The board of directors shall determine the duties and powers of the committees referred to in the preceding paragraphs. For the avoidance of doubt, as such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees.

Representation.
Article 16.
The general authority to represent the company shall be vested in the board of directors, as well as in executive directors to whom the title chairman, co-chairman or chief executive officer has been granted severally. The board of directors may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouder) who would thereby be granted powers of representation with respect to such acts or categories of acts as the board of directors may determine and shall notify to the Trade Register.
Indemnity.
Article 17.
The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defence of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director or officer of the company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.
General meeting of shareholders.
Article 18.
1.	At least one (1) general meeting of shareholders shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.
2.
Furthermore, general meetings of shareholders shall be held in the case referred to in Article 2:108a of the Civil Code and as often as the board of directors, the chairman or co-chairman of the board of directors, the Senior Independent Board Member or the chief executive officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

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3.
Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the board of directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with.

If the board of directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the board of directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.
4.
General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the board of directors, the chairman or co-chairman of the board of directors, the Senior Independent Board Member or the chief executive officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.

5.
All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or these articles of association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

6.
In addition to paragraph 5 above, convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the company for this purpose.

7.	The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.
8.
An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.

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9.	The agenda of the annual general meeting shall contain, inter alia, the following items:
a.	adoption of the annual accounts;
b.	granting of discharge to the members of the board of directors in respect of the performance of their duties in the relevant financial year;
c.	the policy of the company on additions to reserves and on dividends, if any;
d.	if, applicable, the proposal to pay a dividend;
e.	if applicable, discussion of any substantial change in the corporate governance structure of the company; and
f.	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of paragraph 8 above.
10.
The board of directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the board of directors invokes an overriding interest, it must give reasons.

11.
If a right of approval is granted to the general meeting of shareholders by law or these articles of association (for instance as referred to in Article 13 paragraph 6 and Article 14 paragraph 8) or the board of directors requests a delegation of powers or authorization (for instance as referred to in Article 5), the board of directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

12.
When convening a general meeting of shareholders, the board of directors may determine that, for the purpose of Article 18 and Article 19 of these articles of association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the Record Date) and are registered as such in the register of shareholders if they are shareholders and in a register to be designated by the board of directors for such purpose if they are not shareholders, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

13.
If a proposal to amend the company's articles of association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company and on the website of the company, as from the day the meeting of shareholders is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

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Article 19.
1.
The general meeting of shareholders shall be presided over by the Senior Independent Board Member or, in his absence, by the co-chairman or in the absence of the latter by the person chosen by the board of directors to act as chairman for such meeting.

2.
One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

3.
The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

4.
If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each director shall at all times have power to give instructions for having an official notarial record made at the company's expense.

5.
As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the board of directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice.

6.
Shareholders and those permitted by law to attend the meetings may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

7.	The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.
8.
For each general meeting of shareholders, the board of directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

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9.
Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with paragraph 8 of this article shall be registered on the attendance list by the board of directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

10.
The chairman of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting.

11.	Every share (whether common or special voting) shall confer the right to cast one (1) vote.
Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.
12.	All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein.
Blank votes shall not be counted as votes cast.
13.	All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.
14.	Voting by acclamation shall be permitted if none of the shareholders present objects.

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15.
No voting rights shall be exercised in the general meeting of shareholders for shares owned by the company or by a subsidiary of the company. Usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the company or a subsidiary.

16.	Without prejudice to the other provisions of this Article 19, the company shall determine for each resolution passed:
a.	the number of shares on which valid votes have been cast;
b.	the percentage that the number of shares as referred to under a. represents in the issued share capital; and
c.	the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.
Audit.
Article 20.
1.
The general meeting of shareholders shall appoint an accountant as referred to in Article 2:393 of the Civil Code, to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

2.	If the general meeting fails to appoint the accountant as referred to in paragraph 1 of this article, this appointment shall be made by the board of directors.
3.
The appointment provided for in paragraph 1 of this article may at all times be cancelled by the general meeting and if the appointment has been made by the board of directors, also by the board of directors.

4.
The accountant may be questioned by the general meeting of shareholders in relation to his statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting of shareholders convened for the adoption of the annual accounts.

5.	The accountant shall, in any event, attend the meeting of the board of directors at which the report of the accountant is discussed, and at which the annual accounts are to be approved.
Financial year, annual accounts and distribution of profits.
Article 21.
1.	The financial year of the company shall coincide with the calendar year.
2.
The board of directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the board of directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

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3.
The company shall publish its annual accounts. Publication must take place within eight (8) days after they have been adopted in accordance with Article 2:394 of the Civil Code. Publication shall take place by deposit of a copy entirely in the English language at the office of the Trade Register, with a note thereon of the date of adoption, subject to the provision of Article 2:394 paragraph 8 of the Civil Code.

4.
A copy of the annual report in the English language and of the other documents referred to in Article 2:392 of the Civil Code, shall be published simultaneously with the annual accounts and in the same manner.

5.	If the activity of the company or the international structure of its group justifies the same, its annual accounts or its consolidated accounts may be prepared in a foreign currency.
6.
The broad outline of the corporate governance structure of the company shall be explained in a separate chapter of the annual report. In the explanatory notes to the annual accounts the company shall state, in addition to the information to be included pursuant to Article 2:383d of the Civil Code, the value of the options granted to the executive directors and personnel and shall indicate how this value is determined.

7.	The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.
8.
The company shall ensure that the annual accounts, the annual report and the other data referred to in paragraph 2 of this article and the statements are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those who are permitted by law to attend the meetings of shareholders shall be enabled to inspect these documents at the company’s office and to obtain copies thereof free of charge.

9.	The general meeting of shareholders shall adopt the annual accounts.
10.
At the general meeting of shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the members of the board of directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting of shareholders prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

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Article 22.
1.
The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The board of directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (i) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.
The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the board of directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the board of directors may determine.
4.
The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.
Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.
Subject to a prior proposal of the board of directors, the general meeting of shareholders may declare and pay dividends in United States Dollars. Furthermore, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5, the board of directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.
The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company's equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the company itself for shares that the company holds in its own share capital.

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8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.
9.
The board of directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Civil Code and provided further that the policy of the company on additions to reserves and dividends is duly observed.
The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.
The board of directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the company's share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

11.
Dividends and other distributions of profit shall be made payable in the manner and at such date(s) - within four (4) weeks after declaration thereof - and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the board of directors shall determine, provided, however, that the board of directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five (5) consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.
Amendment.
Article 23.
A resolution to amend the articles of association of the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting.
Dissolution and winding-up.
Article 24.
1.
A resolution to dissolve the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting. In the event a resolution is passed to dissolve the company, the company shall be wound-up by the board of directors, unless the general meeting of shareholders would resolve otherwise.

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2.	The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.
3.	Until the winding-up of the company has been completed, these articles of association shall to the extent possible, remain in full force and effect.
4.	Whatever remains of the company's equity after all its debts have been discharged
(i)
shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each;

(ii)
secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(iii)
thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(iv)
lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

5.           After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.

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EXHIBIT A-2
TERMS AND CONDITIONS OF SPECIAL VOTING SHARES OF DUTCHCO

FI CBM HOLDINGS N.V.

SPECIAL VOTING SHARES – TERMS AND CONDITIONS

These terms and conditions will apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in the share capital of FI CBM Holdings N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD United Kingdom.

1.           Definitions and interpretation

1.1           In these terms and conditions the following words and expressions shall have the following meanings, except if the context requires otherwise:

Affiliate
with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

Agent	the bank, depositary or trust appointed by the Board from time to time. [*] has been appointed as the first Agent;
Articles of Association	the articles of association of the Company as in effect from time to time;
Board	the board of directors of the Company;
Broker	the financial institution or broker at which the relevant Shareholder operates his securities account;
Business Day
a calendar day which is not a Saturday or a Sunday or a public holiday in the State of New York, United Kingdom, the Netherlands or any jurisdiction in which the Company’s shares are listed for trading;

Change of Control
in respect of any Shareholder that is not an individual (natuurlijk persoon):
any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such Shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such Shareholder; and/or (3)
the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such Shareholder; provided that no Change of Control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such Shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the Company, are not otherwise material to the Transferred Group or the Change of Control transaction. “Transferred Group” shall mean the relevant Shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;

Change of Control Notification	a notification to be made by a Qualifying Shareholder in respect of whom a Change of Control has occurred, in accordance with the form annexed hereto as Exhibit G;
CNH	CNH Global N.V.;
CNH EGM	the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;
CNH EGM Date	the date on which the CNH EGM took place;
CNH Merger	the statutory merger pursuant to which CNH (as disappearing entity) has merged into the Company (as acquiring entity);

Common Shares	common shares in the share capital of the Company;
Company
FI CBM Holdings N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD United Kingdom;

Compensation Amount	has the meaning set out in clause 10;
Deed of Allocation	a private deed of allocation (onderhandse akte van toekenning) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit B;
Deed of Withdrawal	a private deed of repurchase and transfer (onderhandse akte van inkoop en overdracht) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit D;
De-Registration Form
a form to be completed by a Shareholder requesting to de-register some or all of his Common Shares from the Loyalty Register and to move such Common Shares back to the Regular Trading System, substantially in the form as annexed hereto as Exhibit C;

De-Registration Request	has the meaning set out in clause 7.1;
EGMs	the CNH EGM and the FI EGM;
Election Form	a form to be completed by a Shareholder requesting the Company to register some or all of his Common Shares in the Loyalty Register, substantially in the form as annexed hereto as Exhibit A;
FI	Fiat Industrial S.p.A.;
FI EGM	the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;
FI EGM Date	the date on which the FI EGM took place;
FI Merger	the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the Company (as acquiring entity);

Initial Allocation Procedures
means the procedures pursuant to which the former shareholders of the two legal predecessors of the Company, FI and CNH, have been given the opportunity to opt for an initial allocation of Special Voting Shares upon completion of the Mergers, as such procedures have been described in full detail in the applicable merger documentation;

Initial Broker Confirmation Statement
a written statement from a Broker confirming with respect to a Shareholder that such Shareholder has uninterruptedly held one or more common shares in the share capital of FI or, as the case may be, CNH, from the record date preceding the FI EGM Date or, as the case may be, the record date preceding the CNH EGM Date up to and including the applicable Merger Execution Date;

Initial Deed of Allocation
a private deed of allocation (onderhandse akte van toekenning) of Special Voting Shares between the Company and an Initial Qualifying Shareholder, substantially in the form as annexed hereto as Exhibit F;

Initial Election Form
a form to be completed by a shareholder of FI or CNH, as the case may be, requesting the Company to register some or all of the Common Shares to be acquired by such person on the occasion and as a result of the Mergers in the Loyalty Register and applying for a corresponding number of Special Voting Shares, substantially in the form as annexed hereto as Exhibit E;

Initial Qualifying Shareholders	has the meaning set out in clause 6.1;
Loyalty Register	the section of the Company’s shareholders register reserved for the registration of Common Shares that are, or are purported to become, Qualifying Common Shares;
Loyalty Transferee
(i) with respect to any Shareholder that is not a natural person, any Affiliate of such Shareholder that is beneficially owned in  substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the beneficiary company as part of a demerger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to the fourth degree.

Merger Execution Date	the dates on which the notarial deeds in respect of the FI Merger and the CNH Merger, respectively, were executed;
Mergers	the FI Merger and the CNH Merger;
Power of Attorney
a power of attorney pursuant to which a Shareholder irrevocably authorizes and instructs the Agent to represent such Shareholder and act on his behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Shares in accordance with and pursuant to these Terms and Conditions, as referred to in clauses 4.3 and 6.1.

Qualifying Common Shares
(i) Common Shares that have, for an uninterrupted period of at least three years, been registered in the Loyalty Register in the name of one and the same Shareholder or its Loyalty Transferees and continue to be so registered provided that a transfer of Common Shares to a Loyalty Transferee shall not be deemed to interrupt the three year period referred to in this clause (i); and
(ii) Common Shares that have been allocated to Initial Qualifying Shareholders upon completion of the Mergers and, pursuant to the Initial Allocation Procedures, been registered in the Loyalty Register immediately after completion of the Mergers and continue to be so registered;

Qualification Date	has the meaning as set out in clause 5.1;
Qualifying Shareholder	a holder of one or more Qualifying Common Shares;
Reference Price
the average closing price of a Common Share on the New York Stock Exchange calculated on the basis of the period of 20 trading days prior to the day of the breach as referred to in clause 10 or, if such day is not a Business Day, the preceding Business Day;

Regular Trading System	[*]; [Please note that this definition depends on the outcome of discussions with the operator / depository of the relevant system]
Shareholder	a holder of one or more Common Shares;
Special Voting Shares	special voting shares in the share capital of the Company;

Terms and Conditions	the terms and conditions established by this deed as they currently read and may be amended from time to time.

1.2           In these Terms and Conditions, unless the context requires otherwise:

(a)	references to a person shall be construed so as to include any individual, firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;

(b)	the headings are inserted for convenience only and shall not affect the construction of this agreement;

(c)	the singular shall include the plural and vice versa;

(d)	references to one gender include all genders; and

(e)	references to times of the day are to local time in the relevant jurisdiction unless otherwise stated.

2.           Purpose of Special Voting Shares

The single purpose of Special Voting Shares is to reward long-term ownership of Common Shares and to promote stability of the Company’s shareholder base.

3.           Role of Agent

3.1           The Agent shall on behalf of the Company manage, organize and administer the Loyalty Register and process the issuance, allocation, sale, repurchase and transfer of Special Voting Shares. In this respect, the Agent will represent the Company and process and sign on behalf of the Company all relevant documentation in respect of the Loyalty Register and the Special Voting Shares, including - without limitation - deeds, confirmations, acknowledgements, transfer forms and entries in the Company’s register of shareholders.

3.2           In accordance with the Power of Attorney (as referred to in clause 4.3), the Agent shall accept instructions from Shareholders to act on their behalf in connection with the issuance, allocation, acquisition, sale, repurchase and transfer of Special Voting Shares.

3.3           The Board shall ensure that up-to-date contact details of the Agent will be published on the Company’s corporate website.

4.           Application for Special Voting Shares - Loyalty Register

4.1           A Shareholder may at any time opt to become eligible for Special Voting Shares by requesting the Agent, acting on behalf of the Company, to register all or some of his Common Shares in the Loyalty Register. Such a request (a Request) will need to be made by the relevant Shareholder through its Broker, by submitting (i) a duly completed Election Form and (ii) a confirmation from the relevant Shareholder’s Broker that such Shareholder holds title to the Common Shares included in the Request.

4.2           A Request may also be made by a Shareholder directly to the Agent acting on behalf of the Company (i.e. not through the intermediary services of a Broker), provided, however, that the Agent may in such case set additional rules and procedures to validate any such Request, including - without limitation - the verification of the identity of the relevant Shareholder, the evidence with respect to such Shareholder’s title to the Common Shares, included in the Request and the authenticity of such Shareholder’s submission.

4.3           Together with the Election Form, the relevant Shareholder must submit a duly signed Power of Attorney, irrevocably instructing and authorizing the Agent to act on his behalf and to represent him in connection with issuance, allocation, acquisition, transfer and repurchase of Special Voting Shares in accordance with and pursuant to these Terms and Conditions, such Power of Attorney to be substantially in the form as annexed hereto as Exhibit H.

4.4           The Company and the Agent may establish an electronic registration system in order to allow for the submission of Requests by email or other electronic means of communication. The Company will publish the procedure and details of any such electronic facility, including registration instructions, on its corporate website.

4.5           Upon receipt of the Election Form, the Broker confirmation, if applicable, as referred to in clause 4.1 and the Power of Attorney, the Agent will examine the same and use its reasonable efforts to inform the relevant Shareholder, through his Broker, as to whether the Request is accepted or rejected (and, if rejected, the reasons why) within ten Business Days of receipt of the above-mentioned documents. The Agent may reject a Request for reasons of incompleteness or incorrectness of the Election Form, the Power of Attorney or the Broker confirmation, if applicable, as referred to in clause 4.1 or in case of serious doubts with respect to the validity or authenticity of such documents. If the Agent requires further information from the relevant Shareholder in order to process the Request, then such Shareholder shall provide all necessary information and assistance required by the Agent in connection therewith.

4.6           If the Request is accepted, then the relevant Common Shares will be [taken out of / blocked from trading in] the Regular Trading System and will be registered in the Loyalty Register. [Please note that the ultimate wording depends on the outcome of discussions with the operator / depository of the Regular Trading System re technical implementation. This also applies to the wording in 4.8, 4.9, 7.1, 7.4]

4.7           Without prejudice to clause 4.8, the registration of Common Shares in the Loyalty Register will not affect the nature or value of such shares, nor any of the rights attached thereto. They will continue to be part of the class of common shares in which they were issued, and any stock exchange listing or registration with the U.S. Securities and Exchange Commission shall continue to apply to such shares. Such shares shall be identical in all respects to the Common Shares that are not registered in the Loyalty Register.

4.8           Once Common Shares are included in the Loyalty Register, a Shareholder wanting to trade such shares will need to submit a De-Registration Request as referred to in clause 7.1, in order to [move back the relevant Common Shares to the Regular Trading System / undo the block on trading in the Regular Trading System] except that a Shareholder may transfer Common Shares included in the Loyalty Register to a Loyalty Transferee without moving such shares from the Loyalty Register to the Regular Trading System.

4.9           The Company and the Agent will establish a procedure with [the operator/depositary of] the Regular Trading System to facilitate the [movement of Common Shares from the Regular Trading System to the Loyalty Register / block of the Common Shares from trading in the Regular Trading System], and vice versa.

5.           Allocation of Special Voting Shares

5.1           As per the date on which a Common Share has been registered in the Loyalty Register in the name of one and the same Shareholder or its Loyalty Transferee for an uninterrupted period of three years (the Qualification Date), such Common Share will become a Qualifying Common Share and the holder thereof will be entitled to acquire one Special Voting Share in respect of such Qualifying Common Share provided that a transfer of Common Shares to a Loyalty Transferee shall not be deemed to interrupt the three year period referred to in this Clause 5.1.

5.2           On the Qualification Date, the Agent will, on behalf of both the Company and the relevant Qualifying Shareholder, process the execution of a Deed of Allocation pursuant to which such number of Special Voting Shares will be allocated to the Qualifying Shareholder as will correspond to the number of newly Qualifying Common Shares.

5.3           Any allocation of Special Voting Shares to a Qualifying Shareholder will be effectuated for no consideration (om niet) and be subject to these Terms and Conditions. The par value of newly issued Special Voting Shares will be funded out of, and debited to, the part of the reserves of the Company that is labelled “Special Capital Reserves”.

6.           Initial Allocation Procedures

6.1           In addition to the registration and allocation procedures set out in clauses 4 and 5, Special Voting Shares will be allocated on the occasion of the Mergers to shareholders of the legal predecessors of the Company who have complied with the requirements of the Initial Allocation Procedures (Initial Qualifying Shareholders), including - without limitation - (i) the requirement to hold common shares in the share capital of the relevant predecessor from the record date preceding the FI EGM Date or, as the case may be, the record date preceding the CNH EGM Date up to the applicable Merger Execution Date, (ii) the requirement to have been present or represented (by proxy) at the relevant FI EGM or, as the case may be, the CNH EGM, (iii) the requirement to submit a duly completed Initial Election Form [no later than [3-5] Business Days after the relevant FI EGM or, as the case may be, the CNH EGM], together with a duly completed Power of Attorney and (iv) the requirement to submit an Initial Broker Confirmation Statement on or prior to the applicable Merger Execution Date.

6.2           The Common Shares to be acquired by Initial Qualifying Shareholders on the occasion and as a result of the Mergers, will be registered in the Loyalty Register immediately after completion of the Mergers, in accordance with the Initial Allocation Procedures. Following such registration, each Initial Qualifying Shareholder shall be entitled to such number of Special Voting Shares as will correspond to the number of Common Shares registered in the name of such person in the Loyalty Register.

6.3           The allocation of Special Voting Shares to Initial Qualifying Shareholders will be effectuated by the Agent on behalf of both the Company and the Initial Qualifying Shareholders, by execution of an Initial Deed of Allocation. For the avoidance of doubt, any allocation of Special Voting Shares to Initial Qualifying Shareholders will be effectuated for no consideration (om niet) and be subject to these Terms and Conditions. The par value of newly issued Special Voting Shares will be funded out of, and debited to, the part of the reserves of the Company that is labelled “Special Capital Reserves”.

7.           De-registration – Withdrawal of special voting shares

7.1           A Shareholder who is registered in the Loyalty Register may at any time request the Agent acting on behalf of the Company to [move back some or all of his Common Shares registered in the Loyalty Register back to the Regular Trading System / to undo the block on trading in the Regular Trading System]. Such a request (a De-Registration Request) will need to be made by the relevant Shareholder through its Broker, by submitting a duly completed De-Registration Form.

7.2           A De-Registration Request may also be made by a Shareholder directly to the Agent acting on behalf of the Company (i.e. not through the intermediary services of a Broker), provided, however, that the Agent may in such case set additional rules and procedures to validate any such De-Registration Request, including - without limitation - the verification of the identity of the relevant Shareholder and the authenticity of such Shareholder’s submission.

7.3           By means of and as per the moment of a Shareholder submitting the De-Registration Form, such Shareholder shall be considered to have waived his rights to cast any votes that accrue to the Special Voting Shares concerned in the De-Registration Form.

7.4           Upon receipt of the De-Registration Form, the Agent will examine the same and use its reasonable efforts to ensure that the [block on trading in the Regular Trading System on the Common Shares as specified in the De-Registration Form will be undone / the Common Shares as specified in the De-Registration Form will be moved back to the Regular Trading System] within [three] Business Days of receipt of the De-Registration Form.

7.5           Upon de-registration from the Loyalty Register, such Common Shares will no longer qualify as Qualifying Common Shares and the holder of the relevant shares will no longer be entitled to hold the Special Voting Shares allocated in respect thereof and will be bound to offer and transfer such Special Voting Shares to the Company for no consideration (om niet).

7.6           The offering and transfer of the Special Voting Shares referred to in clause 7.5 by the relevant Shareholder to the Company and the repurchase and acquisition of such shares by the Company, will be processed by the Agent on behalf of both the Company and the relevant Shareholder, by execution of a Deed of Withdrawal.

7.7           Upon completion of the repurchase of Special Voting Shares as referred to in clauses 7.5 and 7.6, the Company may proceed with the withdrawal and cancellation of such shares or, alternatively, continue to hold such shares as treasury stock.

7.8           If the Company determines (in its discretion) that a Shareholder has taken any action a principal purpose of which is to avoid the application of Article 8 regarding transfer restrictions or Article 9 regarding a Change of Control of such Shareholder, the Company may instruct the Agent to transfer such Shareholder’s shares registered in the Loyalty Register back to the Regular Trading System and such Shareholder shall immediately transfer any Special Voting Shares allocated in respect thereof to the Company for no consideration (om niet).

8.           Transfer restrictions

8.1           In view of the single purpose of the Special Voting Shares (as set out in clause 2) and the contingent obligation of a Shareholder to re-transfer his Special Voting Shares to the Company as referred to in clauses 7.5 and 9, no Shareholder shall, directly or indirectly:

(a)	sell, dispose of or transfer any Special Voting Share or otherwise grant any right or interest therein; or

(b)	create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any Special Voting Share or any interest in any Special Voting Share.

Notwithstanding the foregoing, upon any transfer of Qualifying Common Shares to a Loyalty Transferee in accordance with the terms hereof, the associated Special Voting Shares shall also be transferred to such Loyalty Transferee.

9.           Change of Control

9.1           Upon the occurrence of a Change of Control in respect of a Qualifying Shareholder or a holder of Common Shares who is registered in the Loyalty Register, such Shareholder must promptly notify the Agent and the Company thereof, by submitting a Change of Control Notification, and must make a De-Registration Request as referred to in clauses 7.1 and 7.2.

9.2           The procedures described in clauses, 7.4, 7.5, 7.6 and 7.7 will apply accordingly to the De-Registration Request submitted pursuant to clause 9.1.

10.           Breach, compensation payment, pledge

In the event of a breach of any of the covenants set out in clauses 7.5, 8.1 and 9.1, the relevant Shareholder shall without prejudice to the Company’s right to request specific performance, be bound to pay to the Company an amount equal to the Reference Price multiplied by the number of Special Voting Shares that are affected by the relevant breach (the Compensation Amount).

The above-mentioned obligation to pay the Compensation Amount shall constitute a penalty clause (boetebeding) as referred to in article 6:91 of the Dutch Civil Code. The Compensation Amount payment shall be deemed to be in lieu of, and not in addition to, any liability (schadevergoedingsplicht) of the relevant Shareholder towards the Company in respect of the relevant breach - so that the provisions of this clause 10  shall be deemed to be a "liquidated damages" clause (schadevergoedingsbeding) and not a "punitive damages" clause (strafbeding).

The provisions of article 6:92, paragraphs 1 and 3 of the Dutch Civil Code shall, to the maximum extent possible, not apply.

11.           Loyalty Register

The Agent, acting on behalf of the Company, shall keep the Loyalty Register up to date and shall ensure that the Loyalty Register will be made available for inspection through the Company’s website.

12.           Amendment of these Terms and Conditions

12.1           These Terms and Conditions have been established by the Board on [*] 2012 and have been approved by the general meeting of shareholders of the Company on [*] 2012.

12.2           These Terms and Conditions may be amended pursuant to a resolution by the Board, provided, however, that any material, not merely technical amendment will be subject to the approval of the general meeting of shareholders of the Company.

12.3           Any amendment of the Terms and Conditions shall require a private deed to that effect.

12.4           The Company shall publish any amendment of these Terms and Conditions on the Company’s corporate website and notify the Qualifying Shareholders of any such amendment through their Brokers.

13.           Costs

All costs of the Agent in connection with these Terms and Conditions, any Power of Attorney and any Initial Deed of Allocation, Deed of Allocation and Deed of Withdrawal, shall be for the account of the Company. Any other costs shall be for the account of the relevant Shareholder.

14.           Governing law, Disputes

14.1           These Terms and Conditions are governed by and construed in accordance with the laws of the Netherlands.

14.2           Any dispute in connection with these Terms and Conditions and/or the Special Voting Shares will be brought before the courts of Amsterdam, the Netherlands.

SIGNED IN [*], ON THE [*] DAY OF [*] 2012

___________________________	___________________________
FI CBM Holdings N.V.	FI CBM Holdings N.V.
Name:	Name:
Title:	Title:

EXHIBIT A

ELECTION FORM

EXHIBIT B

DEED OF ALLOCATION

EXHIBIT C

DE-REGISTRATION FORM

EXHIBIT D

DEED OF WITHDRAWAL

EXHIBIT E

INITIAL ELECTION FORM

EXHIBIT F

INITIAL DEED OF ALLOCATION

EXHIBIT G

CHANGE OF CONTROL NOTIFICATION

EXHIBIT H

POWER OF ATTORNEY

EXHIBIT A-3
AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF CNH

NOTE:  THIS IS A TRANSLATION INTO ENGLISH OF THE DEED OF
AMENDMENT OF THE ARTICLES OF ASSOCIATION (STATUTEN) OF A
DUTCH LIMITED LIABILITYCOMPANY (NAAMLOZE VENNOOTSCHAP). IN
THE EVENT OF A CONFLICT BETWEEN THE ENGLISH AND DUTCH TEXTS,
THE DUTCH TEXT SHALL PREVAIL.
DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
CNH GLOBAL N.V.

On this, the [...] day of December two thousand and twelve, appeared before me, Teska Johanna van Vuren, civil law notary at Rotterdam:
[   ].
The person appearing declared that the general meeting of shareholders of CNH Global N.V., a limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (address: 1118 BH Luchthaven Schiphol, Schiphol Boulevard 217, trade register number: 33283760) (the "Company"), held at Haarlemmermeer (Schiphol Airport) on the [...] day of December two thousand and twelve has resolved to partially amend the articles of association of the Company.
The articles of association were last amended on the eleventh day of April two thousand and six before a deputy of the vacant office of B.Th. Dérogée, civil law notary at Rotterdam.
Further to this resolution the person appearing stated that the articles of association of the Company are amended as follows:
I.	A new Article 22 will be added and shall read as follows:
"TRANSITIONAL PROVISIONS
Article 22
1.
Up to and including the Conversion Date (as defined below), the Articles 22, 23, 24 and 25 form an integral part of the articles of association of the company. With effect as of the first calender day following the Conversion Date, the entire Articles 22, 23, 24 and 25 shall automatically lapse and cease to apply.

2.	Up to and including the Conversion Date, article 3, paragraph 1 of these articles of association will read as follows:
“1.
The authorized share capital of the company amounts to one billion three hundred fifty million Euro (EUR 1,350,000,000.--), divided into one hundred eighty eight million one hundred thirty three thousand nine hundred sixty three (188,133,963) common shares, two hundred eleven million eight hundred sixty six thousand thirty seven (211,866,037) common shares B and two hundred million (200,000,000) Series A preference shares of two Euro and twenty-five Euro cent (EUR 2.25) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean all three classes of shares, common shares, common shares B and Series A preference shares or the holders thereof, as the case may be. Any reference in these articles of association to common shares shall be understood to also be a reference to common shares B.”

3.
The company shall maintain a special separate share premium reserve, a special separate retained earnings reserve and a special separate dividend reserve exclusively attached to the class of common shares B (together the Special Separate Reserves). Any distribution from any of these Special Separate Reserves in accordance with Article 20, can only be made on the basis of a resolution of the meeting of holders of the common shares B, except that the board of directors may unilaterally resolve to fully release the Special Separate Reserves on the thirthy-first of October two thousand and thirteen.

4.
If and when the meeting of holders of the common shares B adopts a resolution to release the Special Separate Reserves and notifies the board of directors of such release resolution, the company shall distribute the amounts as specified in the relevant resolution to the holders of the common shares B, subject, however, to the provisions of Article 20, paragraph 5 and the applicable statutory rules under Dutch law.

5.
On the first business day on which the Trade Register of the Chamber of Commerce for Amsterdam, the Netherlands, is open for regular business activities after the day on which all of the amounts in the Special Separate Reserves shall have been fully released and distributed to the holders of the common shares B (the Conversion Date), the board of directors shall file a statement at the offices of the Trade Register where the company has its corporate seat, confirming that as of the calendar day following the Conversion Date each common share B is converted into one common share."

II.           A new Article 23 will be added and shall read as follows:
"Article 23
Up to and including the Conversion Date, an additional article 16, paragraph 12 of these articles of association will read as follows:
"12.	a.
Meetings of holders of common shares B shall be held in all cases in which a resolution of the meeting of holders of common shares B is required pursuant to these articles of association and whenever the board of directors so requires or if one or more persons holding in the aggregate common shares B that represent at least ten percent of the entire class of outstanding common shares B, make a request to the board of directors in writing, setting out in detail the matters to be discussed.

b.	Articles 16(4-6), 17(2-10) shall apply mutatis mutandis to meetings of holders of common shares B.
c.
In the event that the board of directors fails to convene a meeting of holders of common shares B in such a manner that it is held within four weeks of receipt of the relevant request, the persons who made the request shall have the right to convene the meeting themselves in accordance with the relevant provisions of these articles of association.

d.	The meeting of holders of common shares B shall appoint its own chairman.
e.
Resolutions of the meeting of holders of common shares B may, instead of at a meeting, be passed in writing - including by facsimile transmission, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing - provided that the resolution is passed unanimously by all persons entitled to vote in respect of the relevant matter.""

III.           A new Article 24 will be added and shall read as follows:
"Article 24
Up to and including the Conversion Date, an additional article 20, paragraph 3 of these articles of association will read as follows:
"3.
As from the thirthy-first of October two thousand thirteen, the holders of common shares B shall be entitled to a class B preferential dividend in an amount equal to the product of (i) the Dividend Rate (as defined below) and (ii) the weighted average of the amount held in the Special Separate Reserves during the relevant accrual period. The first accrual period shall commence on the first of November two thousand thirteen. The class B preferential dividend shall be payable by the company on the Class B Preferential Dividend Payment Date (as defined below), subject however to profits being available for distribution on each such Class B Preferential Dividend Payment Date and only after profits will have been applied in accordance with paragraphs 1 and 2 above in respect of the relevant financial year.

To the extent that the company does not have sufficient profits available for distribution to declare and pay the full amount of the class B preferential dividend at any Class B Preferential Dividend Payment Date, any shortfall in class B preferential dividend shall be declared and paid on the subsequent Class B Preferential Dividend Payment Date, insofar and to the extent that the company has profits available for distribution out of which such amount can wholly or partially be declared and paid. In this paragraph 3, Dividend Rate means the six month US Dollar London Interbank Offered Rate plus 300 basis points and Class B Preferential Dividend Payment Date means the last day of every six month period, commencing on the first of November two thousand thirteen. The first Class B Preferential Dividend Payment Date shall be the thirthiest of April two thousand fourteen."
As a consequence of the addition of an additional article 20 paragraph 3, the paragraphs 3 to 11 of article 20 are renumbered 4 to 12."
IV.           A new Article 25 will be added and shall read as follows:
"Article 25
Up to and including the Conversion Date, an article 21, paragraph 4 of these articles of association will read as follows:
"3.
Whatever remains of the company's equity after all its debts have been discharged shall first be applied to distribute to the holders of Series A preference shares the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A preference shares. Thereafter the Special Separate Reserves will be distributed to the holders of common shares B. Any remaining assets shall be distributed to the holders of common shares and common shares B in proportion to the aggregate nominal amount of their shares and, if only Series A preference shares are issued and outstanding, to the holders of Series A preference shares in proportion to aggregate nominal amount of Series A preference shares. No liquidation distribution may be made to the company itself for shares that the company holds in its own share capital.""

FINAL PROVISION
Finally, the person appearing declared:
-
that from the issued share capital two hundred eleven million eight hundred sixty six thousand thirty seven (211,866,037) common shares, each common share having a nominal value of two Euro and twenty-five Euro cent (EUR 2.25), numbered 1 up to and including 211,866,037, were converted by this deed into two hundred eleven million eight hundred sixty six thousand thirty seven (211,866,037) common shares B, each common share B having a nominal value of two Euro and twenty-five Euro cent (EUR 2.25), whereby upon the execution of this deed the total issued share capital of the company will amount to [CHECK before execution] five hundred forty two million nine hundred fifty thousand two hundred two Euro and twenty-five Euro cent (EUR 542,950,202.25);

-	the person appearing declared that he has been appointed by the abovementioned general meeting of shareholders to lay down and confirm the amendment of the articles of association by notarial deed.

CONCLUSION
The person appearing is known to me, civil law notary.
This Deed was executed in Rotterdam on the date mentioned in its heading.
After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, he declared that he had taken note of the contents of the Deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.

EXHIBIT A-4
Agenda for the Extraordinary General Meeting of CNH Shareholders

CNH Global N.V.
 Extraordinary General Meeting of Shareholders

Agenda for the Extraordinary General Meeting of Shareholders (“EGM”) of CNH Global N.V. (the “Company”) to be held in Amsterdam, the Netherlands on Monday 17 December 2012 at 5 PM CET.

A G E N D A

1.	Opening.

2.	Partial amendment of the Articles of Association.

3.	Distribution to shareholders.

4.	Allocation of part of the reserves to Special Separate Reserves.

5.	Ratification of the compensation of the Special Committee.

6.	Close.

NOTICE/LOGISTICS

Agenda
The announcement to the general meeting will be made through [•], a newspaper with national circulation in the Netherlands and [Wall Street Journal], on [30 November] 2012. The agenda and explanatory notes will be made available at the offices of the Company and [please describe other logistics in connection with notification to the shareholders as customarily operated by the Company] as of that same date.

Registration Date
[To be completed by CNH/US counsel based on discussions with NYSE, Depository and intermediary institutions] workable registration formalities in the US]

Powers of Attorney and voting instructions
[To be completed by CNH]

Identification
Persons entitled to attend the EGM may be requested to identify themselves at the registration desk prior to admission to the EGM and are therefore requested to bring a valid identity document.

EXPLANATORY NOTES TO THE AGENDA

The agenda items 2, 3, 4 and 5 shall be voted on the occasion of the EGM on 17 December 2012.

Explanatory notes to agenda item 2
A partial amendment of the articles of association is proposed in connection with the distribution to shareholders to be voted on as per agenda item 3. The proposed changes include, by means of insertion of temporary transitional provisions, (i) creation of a separate class of shares and conversion of the shares currently held by Fiat Netherlands Holding N.V. (representing approximately 88% of the entire issued and outstanding share capital) into that separate class of shares and in connection therewith (ii) creation of a separate dividend reserve, a separate retained earnings reserve and a separate share premium reserve exclusively attached to such separate class of shares.

The draft deed of amendment of the articles of association is available for inspection at the offices of the Company.

Explanatory notes to agenda item 3
It is proposed to distribute to shareholders an amount of 10.00 US Dollar per common share, to be partially effected by means of an interim dividend distribution, partially effected by means of a distribution of retained earnings and partially as a repayment of share premium, as follows:
•	An amount of [•] US Dollar per common share will be charged to the share premium reserve;
•	An amount of [•] US Dollar per common share will be charged to the retained earnings reserve;
•	An amount of [•] US Dollar per common share will be distributed as interim dividend.

At the time of this distribution to shareholders, all of the common shares held by Fiat Netherlands Holding N.V. will have been converted into common shares B. The payment of 10.00 US Dollar per common share will therefore effectively only be made to the minority shareholders of the Company as the holders of the regular common shares.

This resolution shall be subject to and conditional upon the deed of amendment of the articles of association as referred to in agenda item 2 having been executed.

Explanatory notes to agenda item 4
It is proposed to allocate part of the reserves of the Company to the Special Separate Reserves which will be created on the occasion of the amendment of the articles of association as referred to in agenda item 2.

In connection with the distribution of 10.00 US Dollar per common share to the holders of the common shares, such portion of the reserves of the Company as shall be equal to the amount that would have been paid to Fiat Netherlands Holding N.V. if it had not converted its common shares into common shares B, will be allocated to the Special Separate Reserves for the benefit and account of the holders of common shares B.

On the basis of [•] common shares B, a total amount of [•] will be allocated to the Special Separate Reserves, as follows:
•	An amount of [•] US Dollar will be transferred from the share premium reserve to the class B special separate share premium reserve;
•	An amount of [•] US Dollar will be transferred from the retained earnings reserve to the class B special separate retained earnings reserve;
•	An amount of [•] US Dollar will be transferred to the to the class B special separate dividend reserve.

This resolution shall be subject to and conditional upon the deed of amendment of the articles of association as referred to in agenda item 2 having been executed.

Explanatory notes to agenda item 5
[To be completed]

EXHIBIT B
REPRESENTATIONS AND WARRANTIES OF FI

1.           Organization, Standing and Corporate Power.  FI and each of its subsidiaries (other than CNH and its subsidiaries) is a joint stock company or limited liability company duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of the jurisdiction in which it is organized and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  FI and each of its subsidiaries (other than CNH and its subsidiaries) is duly qualified or licensed to do business in each jurisdiction in which such qualification or licensing is necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on FI.

2.           Capital Structure; Subsidiaries.  As of the date of this Agreement, the authorized, issued and outstanding share capital of FI consists of 1,222,560,414 FI Ordinary Shares of  €1.57 par value each represented by a book-entry position with depositary intermediaries participating in Monte Titoli.  The rights, preferences and privileges of FI Ordinary Shares are as stated in FI’s Articles of Association and in the applicable Italian Laws.  As of the date of this Agreement, the authorized capital stock of FNH is equal to €5,500,000,000, and the issued and outstanding shares of FNH consist of 94,923,538 FNH common shares of €27.50 par value each and all such shares were held directly by FI.  As of the date of this Agreement, the issued and outstanding shares of DutchCo consist of 25,000,000 ordinary shares and all such shares were held directly by FI.  Schedule 2 of the FI Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all holders of options to purchase FI Ordinary Shares (“FI Options”). As of the date of this Agreement, other than each option, restricted share unit, performance unit or share appreciation right granted pursuant to the Fiat Industrial Long Term Incentive Plan (the “FI Equity Plan”), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which FI or any of its subsidiaries (other than CNH and its subsidiaries) is a party or by which any of them is bound obligating FI or any of its subsidiaries (other than CNH and its subsidiaries) to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other securities (whether voting or otherwise) of FI or of any of its subsidiaries (other than CNH and its subsidiaries) or to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.  DutchCo has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

3.           Authority.  Each of FI, FNH and DutchCo has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of the FI shareholders (the “FI Shareholder Approval”) and to the approval of FI, as sole shareholder of FNH and DutchCo, to consummate the transactions contemplated hereby.  The Board of Directors of FI, acting through its unconflicted directors, at a meeting duly called and held: (a) having given due and careful consideration to strategic and financial aspects and consequences of the proposed Mergers, that

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such Mergers are in the best interests of FI and are fair to FI shareholders; (b) approved the consolidated financial statements of FI dated as of June 30, 2012; (c) resolved upon the adoption of this Agreement and approved of and resolved to recommend that the holders of FI Ordinary Shares approve the Mergers and the consummation of the transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement and in accordance with Dutch Law and Italian Law which will be submitted for approval by the holders of FI Ordinary Shares; and (d) resolved that the Mergers, the Cross-Border Merger Terms, this Agreement and the transactions contemplated by this Agreement shall be submitted for consideration by the holders of the FI Ordinary Shares.  The execution and delivery of this Agreement and the consummation by each of FI, FNH and DutchCo of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of FI, FNH and DutchCo, respectively, subject only to the FI Shareholder Approval and to the approval of FI, as sole shareholder of FNH and DutchCo.  This Agreement has been duly executed and delivered by each of FI, FNH and DutchCo and constitutes a valid and binding obligation of each, enforceable against each in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

4.           Consents and Approvals; No Violations.  Except as set forth on Schedule 4 of the FI Disclosure Schedule, the execution and delivery of this Agreement by FI, FNH and DutchCo does not, and the consummation by FI, FNH and DutchCo of the transactions contemplated by this Agreement and compliance by FI, FNH and DutchCo with the obligations of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration under: (a) the  Bylaws of FI; (b) any  FI Material Contract; (c) any license, permit or other instrument, contract or agreement granted by, or entered into with any Regulatory Agency; or (d) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FI or any of its subsidiaries (other than CNH and its subsidiaries) or their respective properties or assets, other than, in the case of (b), (c) and (d), any such conflicts, violations, defaults or rights that individually or in the aggregate would not (x) have a Material Adverse Effect on FI or (y) materially impair the ability of FI, FNH or DutchCo to perform its obligations under this Agreement.  Except as set forth on Schedule 4 of the FI Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by FI or any of its subsidiaries (other than CNH and its subsidiaries) in connection with the execution and delivery of this Agreement by FI, FNH or DutchCo or the consummation by FI, FNH or DutchCo of the transactions contemplated by this Agreement, except for (i) the publication of the Information Document (as defined in Section 4.1(a) hereof), the minutes from the FI Shareholders’ Meeting (as defined in Section 4.1(d) hereof) and certain other documents as required under Italian Law relating to the Mergers, (ii) the filing, publication and recordation of the FI Deed of Merger and the FNH Deed of Merger and other appropriate documents and notices with the Companies’ Register in Turin, Italy, and in Amsterdam, The Netherlands, respectively, and with the Turin Chamber of Commerce and the Amsterdam Chamber of Commerce, respectively, (iii) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any applicable Antitrust Law, (iv) applicable requirements of the Securities Act, the Exchange Act, other applicable foreign securities law and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement and the

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transactions contemplated hereby, (v) any filings with and approvals of the Borsa Italiana, and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, disclosures and filings required by applicable laws, the failure of which to be obtained or made would not, individually or in the aggregate, (x) have a Material Adverse Effect on FI or (y) materially impair the ability of FI, FNH or DutchCo to perform its obligations under this Agreement.

5.           Financial Statements.  True and complete copies of the audited consolidated balance sheet of FI for each of the fiscal years ended as of December 31, 2011 and December 31, 2010, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of FI, together with all related notes and schedules thereto, accompanied by the reports thereon of FI’s accountants (the “FI Financial Statements”) are reflected in FI’s Annual Report for the period ended December 31, 2011.  The FI Financial Statements have been prepared in accordance with IFRS and present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Fiat Industrial Group as of, and for, the periods then ended.

6.           Absence of Certain Changes or Events.  Except as disclosed in Schedule 6 of the FI Disclosure Schedule, since September 30, 2012, FI and its subsidiaries (other than CNH and its subsidiaries) have conducted their business only in the ordinary course consistent with prior practice and (a) FI and its subsidiaries (other than CNH and its subsidiaries) have not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business or that would, individually or in the aggregate, result in a Material Adverse Effect on FI, except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof and (b) there has been no event, circumstance or development that, to FI’s knowledge, would have a Material Adverse Effect on FI.

7.           Certain Agreements.  Except as set forth on Schedule 7 of the FI Disclosure Schedule: Other than the FI Equity Plan, there is no option, share appreciation right, restricted share, share purchase or other equity-based plan or agreement that FI maintains or to which FI is a party (collectively, the “FI Plans”).  FI is not a party to any oral FI Plans.  As of the date of this Agreement, FI is not a party to any oral or written agreement or plan, including any FI Plan, any of the benefits of which will be increased, the vesting or exercisability of the benefits of which will be accelerated, or any material entitlement will result, by or from (i) the occurrence or consummation of any of the transactions contemplated by this Agreement, (ii) the execution of this Agreement or (iii) shareholder approval of this Agreement, in each case, either alone or upon the occurrence of any additional or further acts or events.  No holder of any FI Options, or shares of FI Ordinary Shares granted in connection with the performance of services for FI, is or will be entitled to receive cash from FI in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events (other than in lieu of fractional shares).  None of (i) the execution of this Agreement, (ii) shareholder approval of this Agreement or (iii) the consummation of any of the Mergers and the other transactions contemplated by this Agreement, in each case, either alone or together with any other event, will entitle any employees of FI or any of its subsidiaries (other than CNH and its subsidiaries) to severance, termination or similar pay or benefits or any increase such payments or benefits, upon any termination of employment after the date of this Agreement.

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8.           Compliance with Applicable Laws.

(a)           Except as disclosed in Schedule 8(a) of the FI Disclosure Schedule, each of FI and its subsidiaries (other than CNH and its subsidiaries) has in effect all Italian, EU and other governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights (“Permits”) necessary, under applicable laws, for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Material Adverse Effect on FI.  Except as disclosed in Schedule 8(a) of the FI Disclosure Schedule, FI and its subsidiaries (other than CNH and its subsidiaries) are not in violation of, and have no liabilities under, any applicable law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, relating to labor and employment practices, health and safety or zoning, except for violations of or liabilities under any of the foregoing which individually or in the aggregate would not have a Material Adverse Effect on FI.  To FI’s knowledge, there is no proceeding for the revocation, withdrawal or limitation, or threatening in writing the revocation, withdrawal or limitation of a Permit, nor are there any circumstances or facts that will cause the denial, limitation or revocation of any Permit for which an application has been submitted except for revocations, withdrawals, limitations or denials which individually or in the aggregate would not have a Material Adverse Effect on FI.

(b)           FI and each of its subsidiaries (other than CNH and its subsidiaries) is, and has been in compliance in all material respects with all applicable Environmental Laws, except for noncompliance which individually or in the aggregate would not have a Material Adverse Effect on FI.

(c)           During the period of ownership or operation by FI and its subsidiaries (other than CNH and its subsidiaries) of any of their respective current or previously owned or leased properties, there have been no violations of Environmental Laws relating to Hazardous Material and there have been no releases of Hazardous Materials in, on, under or affecting such properties or, to the knowledge of FI, any surrounding site, except in each case for those which individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on FI.

(d)           FI is in material compliance with the laws, rules and regulations of Borsa Italiana.  FI has not received any written notice that Borsa Italiana has commenced or threatened to initiate any actions to delist the FI Ordinary Shares listed on Borsa Italiana.

9.           Contracts; Debt Instruments.  “FI Material Contracts” means (i) any contract (other than, for the purposes of Section 4 of this Exhibit B, any Intra-Group Contract) that requires payments or repayments by FI or any of its subsidiaries (other than CNH and its subsidiaries) exceeding 2% of FI’s consolidated gross revenues for 2011 on a yearly basis and (ii) the Demerger Plan and the Deed of Demerger.  Except as set forth on Schedule 9 to the FI Disclosure Schedule, each FI Material Contract, other than the Demerger Plan and the Deed of Demerger, is valid and binding on FI (or, to the extent a FI subsidiary (other than CNH and its subsidiaries) is a party, such subsidiary) and is in full force and effect, and, to FI’s knowledge, FI and each FI subsidiary (other than CNH and its subsidiaries) have in all material respects performed all obligations required to be performed by them to date under each FI Material

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Contract, except (a) to the extent that any FI Material Contract has previously expired in accordance with its terms or (b) where such non-compliance, individually or in the aggregate, would not have a Material Adverse Effect on FI.  Except as set forth on Schedule 9 to the FI Disclosure Schedule, neither FI nor any FI subsidiary (other than CNH and its subsidiaries) knows of, or has received notice of (x) any termination, cancellation or revocation with respect to, or (y) any violation or default under (nor, to the knowledge of FI, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any FI Material Contract except for any termination, cancellation, revocation, violation or default which individually or in the aggregate would not result in a Material Adverse Effect on FI. The Demerger Plan and the Deed of Demerger have been validly authorized and executed in accordance with Italian Law, all filings necessary to make the Demerger effective have been duly completed in accordance with Italian Law and as a result of such filings the Demerger cannot be declared null pursuant to article 2506 ter of the Italian Civil Code.

10.           Publicly Filed Documents; Financial Statements.

(a)           Since January 1, 2011, FI has timely filed and/or published with the CONSOB and Borsa Italiana all annual and periodic reports required to be so filed and/or published (the “FI CONSOB Documents”). As of their respective dates, the FI CONSOB Documents complied in all material respects with the requirements of Italian Law and the rules and regulations of Borsa Italiana and the CONSOB promulgated thereunder and applicable to such FI CONSOB Documents, and none of the FI CONSOB Documents contained any untrue, incorrect or incomplete statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The audited financial statements of FI included in the FI CONSOB Documents (together with the notes thereto, the “FI Audited Financial Statements”): (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the CONSOB and Borsa Italiana with respect thereto; (ii) have been prepared in accordance with IFRS; (iii) give a true and fair view of the financial position of FI as and at the respective dates thereof and the results of its operations and its cash flows for the periods then ended ; and (iv) in the case of the FI Audited Financial Statements, have been audited by RE&Y.

11.           No demerger liabilities.  Since September 30, 2012, no event or circumstance has occurred and no notice of any claim has been received requiring FI to record any material provision in accordance with IFRS with respect to contingent liabilities that may be incurred by FI, as a result of the possible application of the joint liability regime under Italian Law arising from the Demerger.

12.           Litigation.  Except as disclosed in Schedule 12 of the FI Disclosure Schedule, (i) there are no civil, criminal or administrative actions, suits, arbitrations or other proceedings pending or, to FI’s knowledge, threatened against FI or any of its subsidiaries (other than CNH and its subsidiaries) that could reasonably be expected to (A) materially jeopardize or affect the consummation of the Mergers or (B) have a Material Adverse Effect on FI, and (ii) neither FI nor

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any of its subsidiaries (other than CNH and its subsidiaries) is a party to or subject to any material judgment, order, or  decree of any governmental or regulatory body which is, individually or in the aggregate, reasonably likely to (A)  jeopardize or materially delay the consummation of the Mergers or (B) have a Material Adverse Effect on FI.

13.           Taxes.

(a)           Except as would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on FI, and except as set forth on Schedule 13 of the FI Disclosure Schedule:  (i) each of FI and each FI subsidiary (other than CNH and its subsidiaries) has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate; (ii) all Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against FI or any FI subsidiary (other than CNH and its subsidiaries) which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) no deficiency with respect to any Taxes has been proposed, asserted or assessed against FI and each FI subsidiary (other than CNH and its subsidiaries), and no requests for waivers of the time to assess any such Taxes are pending; and (v) there are no liens for Taxes (other than for current Taxes not yet due and payable) on the assets of FI or any FI subsidiary (other than CNH and its subsidiaries).

(b)           The FI Audited Financial Statements reflect an adequate reserve for all Taxes payable by the FI and each FI subsidiary (other than CNH and its subsidiaries) for all Taxable periods and portions thereof through the date of such financial statements.

(c)           FI has no knowledge of the existence of any facts or conditions that could reasonably be expected to prevent the CNH Merger from qualifying for the Intended Tax Treatment.

14.           Transaction with Affiliates.   All material transaction between, on the one hand, FI or any of its subsidiaries (other than CNH and its subsidiaries) and, on the other hand, affiliates of FI (other than persons controlled by FI) that are required to be disclosed under Italian law and regulations, the FI Procedures for Transactions with Related Parties or IFRS have been duly disclosed in the FI CONSOB Documents.

15.           Projections.  Subject to the limitations and qualifications set forth therein, the FI Internal Projections were prepared in good faith and based upon estimates and assumptions believed by management of FI to be reasonable at the time made, it being recognized that the FI Internal Projections (i) were not prepared with a view towards compliance with published guidelines for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by FI’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto, (ii) were based on numerous variables and assumptions inherently uncertain and beyond the control of FI, including risks and uncertainties identified in the reports, prospectuses and presentations publicly disclosed or otherwise filed by FI, (iii) reflect assumptions as to certain business decisions that are subject to change, and (iv) and that, since they cover multiple years, any data contained in such FI Internal Projections by its nature

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becomes less reliable with each successive year. For the avoidance of doubt, this Section 15 cannot be construed in any manner whatsoever as to an express or implied representation or warranty that the FI Internal Projections will be totally or partially realized and therefore actual results may substantially differ from the projected amounts.

16.           Employee benefits plans.  Except as set forth on Schedule 16 of the FI Disclosure Schedule:

(a)           Each bonus, deferred compensation, profit-sharing, thrift, savings, employee stock ownership, FI Equity Plan, welfare, pension, retirement, change-of-control, incentive or other employee benefit plan, program, policy or arrangement covering current or former directors, officers or employees and each individual employment, consulting, severance, retention or similar agreement that is sponsored or maintained by FI or its subsidiaries (other than CNH and its subsidiaries), to which FI or any of its subsidiaries (other than CNH and its subsidiaries) is a party or contributes, is obligated to contribute, or under which FI or any of its subsidiaries (other than CNH and its subsidiaries) may have any liability (other than, in each case, such plans, programs, policies, agreements or arrangements that are required by applicable law) (the “FI Benefit Plans”) have been administered in accordance with their terms and are in compliance in all material respects with applicable law.

(b)           All material filings required for all FI Benefit Plans have been timely made with the appropriate governmental authority in accordance with the applicable law.  All reports or information relating to all FI Benefit Plans required to be disclosed to participants have been timely disclosed to participants.

(c)           With respect to each material FI Benefit Plan, FI has made available to CNH true, correct and complete copies (to the extent applicable) of the plan document, including any amendments thereto, other than any portion of a document that FI or any of its subsidiaries is prohibited from making available to CNH as the result of applicable law relating to the safeguarding of data privacy.

(d)           Each FI Benefit Plan that, as of the date of this Agreement, is intended to be registered, qualified or otherwise subject to special legal status is so registered, qualified or is entitled to such legal status, and, to the knowledge of FI, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such registration, qualification or legal status of any FI Benefit Plan, except where a failure of such plan to be so registered or qualified or to achieve or retain such legal status would not reasonably be expected to have a Material Adverse Effect on FI. Neither FI nor any of its subsidiaries (other than CNH and its subsidiaries) has any actual or contingent material liability under any compensation or benefit plan, program, policy or arrangement that is not sponsored or maintained by FI or any of its subsidiaries (other than CNH and its subsidiaries) or to which FI or any of its subsidiaries (other than CNH and its subsidiaries) are a party.

17.           Financial Advisors.  Other than Goldman Sachs International, no broker, investment banker, financial advisor or other person engaged by or on behalf of FI is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated by this Agreement for which any party hereto or any of its subsidiaries would be liable.

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18.           Voting Requirements.  The affirmative vote of the holders of at least two-thirds (66.66%) of the FI Ordinary Shares present at the FI Shareholders’ Meeting are the only votes of the holders of any class or series of FI’s shares necessary to approve the Mergers, the Cross-Border Merger Terms, this Agreement and the transactions contemplated hereby, provided that (i) on the first call of such meeting, holders of at least 50% of the ordinary share capital are present, (ii) on the second call of such meeting, holders of at least one-third of the ordinary share capital are present, (iii) on the third call of such meeting, holders of at least one-fifth of the ordinary share capital are present, or (iv) to the extent the FI shareholders’ meeting is held on a single call, the holders of at least one-fifth of the ordinary share capital are present.

19.           Recommendation of FI Board.  The Board of Directors of FI has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement.

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EXHIBIT C
REPRESENTATIONS AND WARRANTIES OF CNH

1.           Organization, Standing and Corporate Power.  CNH and each of its subsidiaries is a joint share company or limited liability company duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of the jurisdiction in which it is organized and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  CNH and each of its subsidiaries is duly qualified or licensed to do business in each jurisdiction in which such qualification or licensing is necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on CNH.

2.           Capital Structure; Subsidiaries.  As of November 21, 2012, the authorized share capital consists of 400,000,000 CNH Common Shares and 200,000,000 Series A preference shares, and the issued and outstanding shares of CNH consist of (i) 211,083,757 CNH Common Shares registered in CNH’s shareholder register and (ii) 30,341,708 CNH Common Shares represented by a book-entry position with depositary intermediaries.  Schedule 2 of the CNH Disclosure Schedule sets forth, as of November 24, 2012, a true, correct and complete list of all holders of options to purchase CNH Common Shares (“CNH Options”).  The rights, preferences and privileges of CNH Common Shares are as stated in CNH’s Articles of Association and in the applicable Dutch Law.  As of the date of this Agreement, other than each option, restricted share unit, performance unit or share appreciation right granted pursuant to (x) the CNH Global N.V. Equity Incentive Plan adopted by the Board of Directors of CNH on December 22, 2008 and subsequently ratified and approved by the CNH shareholders on March 20, 2009, or (y) the CNH Global N.V. Directors Compensation Plan established by action of the CNH Board of Directors on January 26, 2011 and ratified by the CNH shareholders with effect as of November 1, 2010 (including, in each case, any component plans thereunder (e.g., the Performance & Leadership Bonus Plan and the Company Performance Long Term Incentive Plan)) (together, the “CNH Option Plans”), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which CNH or any of its subsidiaries is a party or by which any of them is bound obligating CNH or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other securities (whether voting or otherwise) of CNH or of any of its subsidiaries or to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

3.           Authority.  CNH has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of the CNH shareholders (the “CNH Shareholder Approval”), to consummate the transactions contemplated hereby.  The Board of Directors of CNH at a meeting duly called and held: (a) determined that the CNH Merger is fair to the CNH shareholders from a financial point of view and in the best interests of CNH and its stakeholders; (b) resolved upon the approval and execution of this Agreement and the consummation of the transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement; (c) directed that the CNH Merger be submitted for consideration by the holders of the CNH Common Shares; (d) resolved to recommend to the holders of the CNH

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Common Shares to vote in favor of the CNH Merger and any other resolutions as may be necessary or conducive to implement the transactions as contemplated by this Agreement, upon the terms and subject to the conditions of this Agreement and in accordance with applicable law.  The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of CNH.  This Agreement has been duly executed and delivered by CNH and constitutes a valid and binding obligation of CNH, enforceable against CNH in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

4.           Consents and Approvals; No Violations.  Except as set forth on Schedule 4 of the CNH Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the obligations of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration under: (a) the Articles of Association of CNH; (b) any CNH Material Contract; (c) any license, permit or other instrument, contract or agreement granted by, or entered into with, a Regulatory Agency necessary for the continued operations of CNH’s businesses; or (d) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CNH or any of its subsidiaries or their respective properties or assets, other than, in any such case, any such conflicts, violations, defaults or rights that individually or in the aggregate would not (x) have a Material Adverse Effect on CNH or (y) materially impair the ability of CNH to perform its obligations under this Agreement.  Except as set forth on Schedule 4 of the CNH Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by CNH or any of its subsidiaries in connection with the execution and delivery of this Agreement by CNH or the consummation by CNH of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of such reports under the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing with the Netherlands Trade Register of documents relating to the Mergers, including the common terms of merger, annual reports, interim statements, auditor’s statements and other reports, (iii) the filing, publication and recordation of the CNH Deed of Merger or other appropriate documents and notices with the Amsterdam Chamber of Commerce, Netherlands Trade Register and any other applicable registers, (iv) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any applicable Antitrust Law, (v) applicable requirements of the Securities Act, the Exchange Act, other applicable foreign securities law and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated hereby, (vi) any filings with and approvals of the NYSE, and (vii) such other consents, approvals, orders, authorizations, registrations, declarations, disclosures and filings required by applicable laws, the failure of which to be obtained or made would not, individually or in the aggregate, (x) have a Material Adverse Effect on CNH or (y) materially impair the ability of CNH to perform its obligations under this Agreement.

5.           Financial Statements.  True and complete copies of the audited consolidated balance sheet of CNH for each of the fiscal years ended as of December 31, 2011 and December 31, 2010, and the related audited consolidated statements of income, retained earnings,

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shareholders’ equity and changes in financial position of CNH, together with all related notes and schedules thereto, accompanied by the reports thereon of CNH’s accountants (the “CNH Financial Statements”) are reflected in CNH’s Annual Report on Form 20-F for the period ended December 31, 2011.  The CNH Financial Statements have been prepared in all material respects in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial condition, results of operations and cash flows of CNH as of, and for, the periods then ended.

6.           Absence of Certain Changes or Events.  Except as disclosed in Schedule 6 of the CNH Disclosure Schedule, since September 30, 2012, CNH and its subsidiaries have conducted their business only in the ordinary course consistent with prior practice and (a) CNH and its subsidiaries have not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business or that would, individually or in the aggregate, result in a Material Adverse Effect on CNH, except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof, and (b) there has been no event, circumstance or development that, to CNH’s knowledge, would have a Material Adverse Effect on CNH.

7.           Certain Agreements.  Except as set forth on Schedule 7 of the CNH Disclosure Schedule: Other than the CNH Option Plans, there is no option, share appreciation right, restricted share, share purchase or other equity-based plan or agreement that CNH maintains or to which CNH is a party (collectively, the “CNH Plans”).  CNH is not a party to any oral CNH Plans.  As of the date of this Agreement, CNH is not a party to any oral or written agreement or plan, including any CNH Plan, any of the benefits of which will be increased, the vesting or exercisability of the benefits of which will be accelerated, or any material entitlement will result, by or from (i) the occurrence or consummation of any of the transactions contemplated by this Agreement, (ii) the execution of this Agreement or (iii) shareholder approval of this Agreement, in each case, either alone or upon the occurrence of any additional or further acts or events.  No holder of any CNH Options, or shares of CNH Common Shares granted in connection with the performance of services for CNH or its subsidiaries, is or will be entitled to receive cash from CNH in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events (other than in lieu of fractional shares).  None of (i) the execution of this Agreement, (ii) shareholder approval of this Agreement or (iii) the consummation of any of the Mergers and the other transactions contemplated by this Agreement, in each case, either alone or together with any other event, will entitle any employees of CNH or any of its subsidiaries to severance, termination or similar pay or benefits or any increase in such payments or benefits, upon any termination of employment after the date of this Agreement.

8.           Compliance with Applicable Laws.

(a)           Except as disclosed in Schedule 8 of the CNH Disclosure Schedule, each of CNH and its subsidiaries has in effect all Permits necessary, under applicable laws, for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Material Adverse

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Effect on CNH.  Except as disclosed in Schedule 8 of the CNH Disclosure Schedule, CNH and its subsidiaries are not in violation of, and have no liabilities under, any applicable law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, relating to labor and employment practices, health and safety or zoning, except for violations of or liabilities under any of the foregoing which individually or in the aggregate would not have a Material Adverse Effect on CNH.  To CNH’s knowledge, there is no proceeding for the revocation, withdrawal or limitation, or threatening in writing the revocation, withdrawal or limitation of a Permit, nor are there any circumstances or facts that will cause the denial, limitation or revocation of any Permit for which an application has been submitted except for revocations, withdrawals, limitations or denials which individually or in the aggregate would not have a Material Adverse Effect on CNH.

(b)           CNH and each of its subsidiaries is, and has been in compliance in all material respects with all applicable Environmental Laws, except for noncompliance which individually or in the aggregate would not have a Material Adverse Effect on CNH.

(c)           During the period of ownership or operation by CNH and its subsidiaries of any of their respective current or previously owned or leased properties, there have been no violations of Environmental Laws relating to Hazardous Material and there have been no releases of Hazardous Materials in, on, under or affecting such properties or, to the knowledge of CNH, any surrounding site, except in each case for those which individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on CNH.

(d)           CNH is in material compliance with the laws, rules and regulations of the NYSE.  CNH has not received any written notice that the NYSE has commenced or threatened to initiate any actions to delist the CNH Common Shares listed on the NYSE.

9.           Contracts; Debt Instruments.  “CNH Material Contracts” means any contract (other than, for the purposes of Section 4 of this Exhibit C, any Intra-Group Contract) that requires payments or repayments by CNH exceeding 2% of CNH’s consolidated gross revenues for 2011 on a yearly basis.  Except as set forth on Schedule 9 to the CNH Disclosure Schedule, each CNH Material Contract is valid and binding on CNH (or, to the extent a CNH subsidiary is a party, such subsidiary) and is in full force and effect, and, to CNH’s knowledge, CNH and each CNH subsidiary have in all material respects performed all obligations required to be performed by them to date under each CNH Material Contract, except (a) to the extent that any CNH Material Contract has previously expired in accordance with its terms or (b) where such non-compliance, individually or in the aggregate, would not have a Material Adverse Effect on CNH.  Except as set forth on Schedule 9 to the CNH Disclosure Schedule, neither CNH nor any CNH subsidiary knows of, or has received notice of (x) any termination, cancellation or revocation with respect to, or (y) any violation or default under (nor, to the knowledge of CNH, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any CNH Material Contract except for any termination, cancellation, revocation, violation or default which individually or in the aggregate would not result in a Material Adverse Effect on CNH.

10.           Financial Advisors.  Other than J.P. Morgan and Lazard, no broker, investment banker, financial advisor or other person engaged by or on behalf of CNH is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated by this Agreement for which any party hereto or any of its subsidiaries would be liable.

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11.           SEC Documents; Financial Statements

(a)           Since January 1, 2011, CNH has timely filed or furnished with the SEC all annual reports and other periodic and other reports required to be so filed or furnished (the “CNH SEC Documents”). As of their respective dates, the CNH SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated  thereunder applicable to such CNH SEC Documents, and none of the CNH SEC Documents contained any untrue, incorrect or incomplete statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The audited financial statements of CNH included in the CNH SEC Documents (together with the notes thereto, the “CNH Audited Financial Statements”) (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with generally accepted accounting principles applicable to United States listed companies (“U.S. GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) fairly present the financial position of CNH as of the dates thereof and the results of its operations and cash flows for the periods then ended and (iv) in the case of the CNH Audited Financial Statements, have been audited by E&Y for the year ended December 31, 2011 and  by Deloitte & Touche LLP for the prior years covered by the CNH Audited Financial Statements.

12.           Litigation.  Except as disclosed in Schedule 12 of the CNH Disclosure Schedule, (i) there are no civil, criminal or administrative actions, suits, arbitrations or other proceedings pending or, to CNH’s knowledge, threatened against CNH or any of its subsidiaries that could reasonably be expected to (A) materially jeopardize or affect the consummation of the Mergers or (B) have a Material Adverse Effect on CNH, and (ii) neither CNH nor any of its subsidiaries  is a party to or subject to any material judgment, order or decree of any governmental or regulatory body which is, individually or in the aggregate, reasonably likely to (A) jeopardize or materially delay the consummation of the Mergers or (B) have a Material Adverse Effect on CNH.

13.           Taxes.

(a)           Except as would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on CNH, and except as set forth on Schedule 13 of the CNH Disclosure Schedule: (i) each of CNH and each CNH subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate; (ii) all Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against CNH or any CNH subsidiary which deficiency

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has not been paid or is not being contested in good faith in appropriate proceedings; (iv) no deficiency with respect to any Taxes has been proposed, asserted or assessed against CNH and each CNH subsidiary, and no requests for waivers of the time to assess any such Taxes are pending; and (v) there are no liens for Taxes (other than for current Taxes not yet due and payable) on the assets of CNH or any CNH subsidiary.

(b)           The CNH Audited Financial Statements reflect an adequate reserve under U.S. GAAP for all Taxes payable by CNH and each CNH subsidiary for all Taxable periods and portions thereof through the date of such financial statements.

(c)           CNH has no knowledge of the existence of any facts or conditions that could reasonably be expected to prevent the CNH Merger from qualifying for the Intended Tax Treatment.

14.           Projections.  Subject to the limitations and qualifications set forth therein, the CNH Internal Projections were prepared in good faith and based upon estimates and assumptions believed by management of CNH to be reasonable at the time made, it being recognized that the CNH Internal Projections (i) were not prepared with a view towards compliance with published guidelines for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by CNH’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto, (ii) were based on numerous variables and assumptions inherently uncertain and beyond the control of CNH, including risks and uncertainties identified in the reports, prospectuses and presentations publicly disclosed or otherwise filed by CNH, (iii) reflect assumptions as to certain business decisions that are subject to change, and (iv) and that, since they cover multiple years, any data contained in such CNH Internal Projections by its nature becomes less reliable with each successive year. For the avoidance of doubt, this Section 14 cannot be construed in any manner whatsoever as to an express or implied representation or warranty that the CNH Internal Projections will be totally or partially realized and therefore actual results may substantially differ from the projected amounts.

15.           Employee benefits plans.  Except as set forth on Schedule 15 of the CNH Disclosure Schedule:

(a)           Each bonus, deferred compensation, profit-sharing, thrift, savings, employee stock ownership, CNH Option Plan, welfare, pension, retirement, change-of-control, incentive or other employee benefit plan, program, policy or arrangement covering current or former directors, officers or employees and each individual employment, consulting, severance,  retention or similar agreement that is sponsored or maintained by CNH or its subsidiaries, to which CNH or any of its subsidiaries is a party or contributes, is obligated to contribute, or under which CNH or any of its subsidiaries may have any liability (other than, in each case, such plans, programs, policies, agreements or arrangements that are required by applicable law) (the “CNH Benefit Plans”) have been administered in accordance with their terms and are in compliance in all material respects with applicable law.

(b)           All material filings required for all CNH Benefit Plans have been timely made with the appropriate governmental authority in accordance with the applicable law.  All reports or information relating to all CNH Benefit Plans required to be disclosed to participants have been timely disclosed to participants.

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(c)           With respect to each material CNH Benefit Plan, CNH has made available to FI true, correct and complete copies (to the extent applicable) of the plan document, including any amendments thereto, other than any portion of a document that CNH or any of its subsidiaries is prohibited from making available to FI as the result of applicable law relating to the safeguarding of data privacy.

(d)           Each CNH Benefit Plan that, as of the date of this Agreement, is intended to be registered, qualified or otherwise subject to special legal status is so registered, qualified or is entitled to such legal status, and, to the knowledge of CNH, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such registration, qualification or legal status of any CNH Benefit Plan, except where a failure of such plan to be so registered or qualified or to achieve or retain such legal status would not reasonably be expected to have a Material Adverse Effect on CNH.  Neither CNH nor any of its subsidiaries has any actual or contingent material liability under any compensation or benefit plan, program, policy or arrangement that is not sponsored or maintained by CNH or any of its subsidiaries or to which CNH or any of its subsidiaries are a party.

16.           Voting Requirements.  The affirmative vote of the holders of a majority of the CNH Common Shares present at the CNH Shareholders’ Meeting are the only votes of the holders of any class or series of CNH’s shares necessary to approve the Mergers, the CNH Merger Proposal, this Agreement and the transactions contemplated hereby, provided that one half or more of the issued share capital of CNH is represented at the CNH Shareholders’ Meeting; provided further, however, that if less than one half of the issued share capital of CNH is represented at the CNH Shareholders’ Meeting, then the affirmative vote of the holders of at least two-thirds of the votes cast at the CNH Shareholders’ Meeting is necessary to approve the Mergers, the CNH Merger Proposal, this Agreement and the transactions contemplated hereby.

17.           Recommendation of CNH Board; Fairness Opinions.  The Special Committee of the Board of Directors of CNH has recommended that the Board of Directors of CNH approve this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and the Board of Directors of CNH has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement.  The Special Committee of the Board of Directors of CNH has obtained the written opinions, addressed to the Special Committee of the Board of Directors of CNH by each of J.P. Morgan and Lazard as to, as of the date of such opinion and subject to the assumptions and limitations described in such opinion, the fairness of the CNH Merger Consideration, together with the CNH Dividend, to be paid to holders of CNH Common Shares (other than the FI and its affiliates) from a financial point of view (such opinions, the “Fairness Opinions”), and any other unconflicted directors of CNH may use the Fairness Opinions in connection with their evaluation of the Mergers.

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EXHIBIT D
PRESS RELEASE

FIAT INDUSTRIAL AND CNH GLOBAL ANNOUNCE
DEFINITIVE AGREEMENT TO COMBINE BUSINESSES

November 25, 2012 – Fiat Industrial S.p.A. and CNH Global N.V. (NYSE: CNH) announced today that they have entered into a definitive merger agreement to combine the businesses of Fiat Industrial and CNH.  The terms of the definitive merger agreement are consistent with Fiat Industrial’s final offer announced November 19.  The terms provide that Fiat Industrial and CNH will each merge into a newly-formed company organized under the laws of the Netherlands (NewCo).  Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial share and CNH shareholders will receive 3.828 NewCo shares for each CNH share in the merger.

Pursuant to the definitive merger agreement, CNH would pay a cash dividend of US$10 per CNH share to the CNH minority shareholders prior to completion of the merger.  CNH will use its reasonable best efforts for the dividend to be paid prior to December 31, 2012 or, as promptly thereafter as practicable.  The cash dividend, when added to the 3.828 NewCo common shares for each CNH share, represented a 25.6% premium over the implied value of Fiat Industrial’s initial offer as of November 16, 2012, the trading day prior to the date on which Fiat Industrial’s final offer was announced.  In addition CNH minority shareholders will benefit from the dividend being paid prior to completion of the merger.

The NewCo shares will be listed on the New York Stock Exchange.  NewCo will also use its reasonable best efforts to cause the NewCo shares to be admitted to listing on the Mercato Telematico Azionario managed by Borsa Italiana shortly following the closing of the mergers.

NewCo will implement a loyalty voting structure; shareholders of each company that are present or represented by proxy at the respective shareholders’ meetings to consider the merger transaction and that continue to hold their shares until completion of the merger may elect to receive common shares registered in a special segment of NewCo’s share register and be entitled to two votes per share.  NewCo shareholders will be entitled to retain double-vote shares indefinitely.  If a NewCo shareholder transfers shares entitled to double votes, the shares will revert to the regular segment of the register and will be entitled to a single vote per share. Following completion of the merger, new shareholders may earn a double vote through a loyalty mechanism by holding the shares continuously for at least three years.

Sergio Marchionne, Fiat Industrial’s Chairman, stated “We are pleased to have reached agreement on the basis of Fiat Industrial’s improved proposal for the merger. Completion of this merger will bring to a conclusion a lengthy process of simplifying and rationalizing the Group’s equity capital structure and allow shareholders in both companies the opportunity to participate in the growth prospects of the world’s third largest capital goods provider, which will be a true peer in scale and capital markets appeal to the other major global capital goods companies.  This appeal will be further enhanced through the loyalty share structure intended to reward long-term stable shareholders that share our goal of enhancing shareholder value over the long term as well as through enhanced flexibility to pursue strategic opportunities.”

The merger agreement contains customary representations and warranties and the merger is subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate.  The merger is also subject to approval by the shareholders of each of Fiat Industrial and CNH.  Fiat Industrial, as 88% shareholder of CNH, has agreed to vote its CNH shares in favor of the merger at the CNH shareholders’ meeting.  The merger is expected to close during the second quarter of 2013.

Fiat Industrial retained Goldman, Sachs & Co. as its financial advisor and Sullivan & Cromwell LLP, Freshfields Brukhaus Deringer LLP, and Legance Studio Legale Associato as its legal advisors.

The special committee of the CNH Board engaged J.P. Morgan and Lazard as its financial advisors and Cravath, Swaine & Moore LLP, De Brauw Blackstone Westbroek N.V., and Bonelli Erede Pappalardo, as its legal advisors.

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Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), in addition to engines and transmissions for those vehicles and for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website www.fiatindustrial.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

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For more information contact:

Fiat Industrial S.p.A.
Via Nizza 250, 10126 Torino
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com  www.fiatindustrial.com

CNH Investor Relations
+1 (630) 887-3745

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction.  You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.  In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them.  All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012 and in the annual report of Fiat Industrial for the year ended December 31, 2012 . These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.